2

INTERIM REPORT
For the six months ended
June 30, 2009

CONSOLIDATED BALANCE SHEETS

as at June 30, 2009 and December 31, 2008
(unaudited – US$ millions)

	2009	2008
	(audited)
Assets Holding company cash, short term investments and marketable securities (including assets pledged for short sale and derivative obligations – $39.3; 2008 – $19.7)	880.1	1,564.2
Accounts receivable and other	1,983.5	1,688.7
Recoverable from reinsurers (including recoverables on paid losses – $243.4; 2008 – $298.9)	4,146.8	4,234.2
	7,010.4	7,487.1
Portfolio investments Subsidiary cash and short term investments (cost $3,303.0; 2008 – $5,492.3)	3,316.0	5,508.5
Bonds (cost $9,733.7; 2008 – $8,302.1)	9,985.7	8,425.8
Preferred stocks (cost $84.6; 2008 – $41.2)	83.3	38.2
Common stocks (cost $4,191.7; 2008- $3,964.1)	4,616.3	3,816.9
Investments, at equity (fair value $737.5; 2008 – $575.3)	397.4	219.3
Derivatives and other invested assets (cost $122.2; 2008 – $157.3)	211.1	398.0
Assets pledged for short sale and derivative obligations (cost nil; 2008 – $8.3)	–	8.3
	18,609.8	18,415.0
Deferred premium acquisition costs	352.6	321.9
Future income taxes	464.9	699.4
Premises and equipment	138.5	133.1
Goodwill and intangible assets	315.5	123.2
Other assets	129.2	125.7
	27,020.9	27,305.4
Liabilities Subsidiary indebtedness	9.6	21.1
Accounts payable and accrued liabilities	1,117.8	1,326.5
Income taxes payable	57.6	656.3
Short sale and derivative obligations (including at the holding company – $17.4; 2008 – $9.2)	51.3	29.4
Funds withheld payable to reinsurers	382.6	355.1
	1,618.9	2,388.4
Provision for claims	14,805.1	14,728.4
Unearned premiums	2,032.9	1,890.6
Long term debt – holding company borrowings	858.3	869.6
Long term debt – subsidiary company borrowings	890.3	889.1
Other long term obligations – holding company	176.1	187.7
	18,762.7	18,565.4
Non-controlling interests	1,026.1	1,382.8
Contingencies (note 10) Shareholders’ Equity Common stock	2,121.3	2,124.9
Treasury stock, at cost	(26.1)	(22.7)
Preferred stock	102.5	102.5
Retained earnings	2,939.1	2,871.9
Accumulated other comprehensive income (loss)	476.4	(107.8)
	5,613.2	4,968.8
	27,020.9	27,305.4

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS

for the three and six months ended June 30, 2009 and 2008
(unaudited – US$ millions except per share amounts)

	Second quarter		First six months
	2009	2008	2009	2008
Revenue Gross premiums written	1,299.2	1,360.1	2,646.7	2,580.2
Net premiums written	1,115.3	1,171.9	2,231.3	2,235.9
Net premiums earned	1,090.5	1,126.2	2,211.0	2,244.1
Interest and dividends	184.5	164.7	355.6	344.8
Net gains (losses) on investments(1)	330.0	(47.4)	177.0	1,025.1
Other revenue	130.5	—	271.3	—
	1,735.5	1,243.5	3,014.9	3,614.0
Expenses Losses on claims(1)	749.8	866.2	1,550.7	1,655.8
Operating expenses(1)	193.4	206.2	396.9	412.5
Commissions, net	178.2	179.4	350.0	361.3
Interest expense	37.7	39.5	76.3	80.7
Other expenses	132.8	—	267.9	—
	1,291.9	1,291.3	2,641.8	2,510.3
Earnings (loss) from operations before income taxes	443.6	(47.8)	373.1	1,103.7
Income taxes	122.1	(66.6)	91.2	313.5
Net earnings before non-controlling interests	321.5	18.8	281.9	790.2
Non-controlling interests	(46.1)	8.8	(66.9)	(130.8)
Net earnings	275.4	27.6	215.0	659.4
Net earnings per share	$15.65	$0.84	$12.09	$35.27
Net earnings per diluted share	$15.56	$0.84	$12.02	$34.72
Cash dividends paid per share	$—	$—	$8.00	$5.00
Shares outstanding (000) (weighted average)	17,466	18,415	17,475	18,261

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the three and six months ended June 30, 2009 and 2008
(unaudited – US$ millions)

	Second quarter		First six months
	2009	2008	2009	2008
Net earnings	275.4	27.6	215.0	659.4
Other comprehensive income (loss), net of income taxes Change in net unrealized gains (losses) on available for sale securities(2)	708.4	(128.6)	329.2	(166.0)
Reclassification of net realized (gains) losses to net earnings(3)	(16.6)	55.9	149.9	51.8
Change in unrealized foreign currency translation gains (losses)(4)	102.8	24.3	80.4	(21.7)
Change in gains and losses on hedges of net investment in foreign subsidiary(5)	(4.9)	—	(5.1)	—
Other comprehensive income (loss)	789.7	(48.4)	554.4	(135.9)
Comprehensive income (loss)	1,065.1	(20.8)	769.4	523.5

(1)	Reflects certain reclassifications of foreign exchange in the second quarter and first six months ended June 30, 2008 as described in note 2.

(2)	Net of income tax expense of $317.9 (2008 – income tax recovery of $66.6) and $138.3 (2008 – income tax recovery of $69.9) for the second quarter and first six months of 2009, respectively.

(3)	Net of income tax recovery of $7.5 (2008 – income tax expense of $25.0) and income tax expense of $45.0 (2008 – $21.0) for the second quarter and first six months of 2009, respectively.

(4)	Net of income tax recovery of $18.7 (2008 – income tax expense of $6.2) and $11.6 (2008 – income tax expense of $3.6) for the second quarter and first six months of 2009, respectively.

(5)	Net of income tax recovery of $1.9 (2008 – nil) and $2.0 (2008 – nil) for the second quarter and first six months of 2009, respectively.
See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

for the six months ended June 30, 2009 and 2008
(unaudited – US$ millions)

	2009	2008
Common stock – Subordinate voting shares – beginning of period	2,121.1	2,063.6
Issuances on conversion of convertible senior debentures	–	192.3
Purchases for cancellation	(3.6)	(27.4)
Subordinate voting shares – end of period	2,117.5	2,228.5
Multiple voting shares – beginning and end of period	3.8	3.8
Common stock	2,121.3	2,232.3
Other paid in capital – beginning of period	–	57.9
Conversion of convertible senior debentures	–	(57.9)
Other paid in capital – end of period	–	—
Treasury shares (at cost) – beginning of period	(22.7)	(22.6)
Net (acquisitions) reissuances	(3.4)	0.2
Treasury shares (at cost) – end of period	(26.1)	(22.4)
Preferred stock – Series A – beginning of period	38.4	51.2
Purchases for cancellation	–	(12.8)
Series A – end of period	38.4	38.4
Series B – beginning of period	64.1	85.4
Purchases for cancellation	–	(8.5)
Series B – end of period	64.1	76.9
Preferred stock	102.5	115.3
Retained earnings – beginning of period	2,871.9	1,658.2
Net earnings for the period	215.0	659.4
Excess over stated value of common shares purchased for cancellation	(3.2)	(29.5)
Excess over stated value of preferred shares purchased for cancellation	–	(9.2)
Common share dividends	(140.8)	(88.9)
Preferred share dividends	(3.8)	(6.1)
Retained earnings – end of period	2,939.1	2,183.9
Accumulated other comprehensive income (loss) – beginning of period	(107.8)	360.5
Acquisition of subsidiary	(7.1)	—
Application of the equity method of accounting	36.9	—
Other comprehensive income (loss)	554.4	(135.9)
Accumulated other comprehensive income – end of period	476.4	224.6
Retained earnings and accumulated other comprehensive income	3,415.5	2,408.5
Total shareholders’ equity	5,613.2	4,733.7
Number of shares outstanding Common stock – Subordinate voting shares – beginning of period	16,738,055	16,918,020
Issuances on conversion of convertible senior debentures	–	886,888
Purchases for cancellation	(28,700)	(216,901)
Net treasury shares (acquired) reissued	(14,341)	598
Subordinate voting shares – end of period	16,695,014	17,588,605
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – end of period	17,443,784	18,337,375
Preferred stock – Series A – beginning of period	2,250,000	3,000,000
Purchases for cancellation	–	(750,000)
Series A – end of period	2,250,000	2,250,000
Series B – beginning of period	3,750,000	5,000,000
Purchases for cancellation	–	(500,000)
Series B – end of period	3,750,000	4,500,000

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three and six months ended June 30, 2009 and 2008
(unaudited – US$ millions)

	Second quarter		First six months
	2009	2008	2009	2008
Operating activities Earnings before non-controlling interests	321.5	18.8	281.9	790.2
Amortization of premises and equipment and intangible assets	9.4	3.9	16.4	7.6
Bond (discount) premium amortization	(10.7)	2.5	(13.7)	4.0
(Earnings) losses on investments, at equity	(5.1)	1.0	(4.0)	1.0
Future income taxes	75.7	(72.3)	3.0	60.0
Loss on significant commutations	–	84.2	–	84.2
Net (gains) losses on available for sale securities	(9.7)	118.0	229.8	117.2
Other net gains on investments	(320.3)	(70.6)	(406.8)	(1,142.3)
	60.8	85.5	106.6	(78.1)
Changes in operating assets and liabilities	(48.5)	295.0	(702.9)	500.2
Cash provided by (used in) operating activities	12.3	380.5	(596.3)	422.1
Investing activities Net sales (purchases) of assets and liabilities classified as held for trading	(68.7)	(789.7)	174.2	209.3
Net purchases of securities designated as held for trading	(85.6)	(348.6)	(677.2)	(347.9)
Available for sale securities – purchases	(1,727.7)	(1,586.7)	(5,762.0)	(5,954.9)
— sales	1,959.3	2,451.2	6,833.7	6,206.5
Net decrease in restricted cash and cash equivalents	10.3	299.1	92.9	111.0
Net sales (purchases) of investments, at equity	0.7	(14.8)	(54.8)	(35.9)
Net purchases of premises and equipment and intangible assets	(3.4)	(5.3)	(8.9)	(11.2)
Purchase of subsidiaries, net of cash acquired	–	—	(571.5)	—
Cash provided by investing activities	84.9	5.2	26.4	176.9
Financing activities Subsidiary indebtedness Issuances	–	—	1.7	—
Repayment	(9.7)	—	(15.7)	—
Long term debt – holding company repayment	–	(62.1)	(12.8)	(62.1)
Long term debt – subsidiary companies repayment	(0.4)	(118.6)	(0.5)	(118.6)
Other long term obligations – holding company repayment	(6.9)	(1.2)	(8.3)	(2.5)
Repurchase of subsidiary securities	(66.9)	(131.9)	(66.9)	(219.7)
Repurchase of subordinate voting shares	(4.6)	(21.4)	(6.8)	(56.9)
Repurchase of preferred shares	–	(30.5)	–	(30.5)
Purchase of shares for treasury	(5.1)	—	(5.1)	—
Common share dividends	–	—	(140.8)	(88.9)
Preferred share dividends	(2.1)	(2.9)	(3.8)	(6.1)
Dividends paid to non-controlling interests	(2.5)	(6.1)	(5.0)	(12.7)
Cash provided by (used in) financing activities	(98.2)	(374.7)	(264.0)	(598.0)
Foreign currency translation	72.3	10.9	32.6	17.3
Increase (decrease) in cash and cash equivalents	71.3	21.9	(801.3)	18.3
Cash and cash equivalents – beginning of period	1,653.1	3,108.9	2,525.7	3,112.5
Cash and cash equivalents – end of period	1,724.4	3,130.8	1,724.4	3,130.8
Cash and cash equivalents are included
in the consolidated balance sheet as
follows:
Holding company cash and short term investments	173.3	245.9	173.3	245.9
Subsidiary cash and short term investments	1,573.4	2,956.0	1,573.4	2,956.0
Subsidiary cash and short term investments pledged for short sale and derivative obligations	–	145.7	–	145.7
Subsidiary restricted cash and short term investments	(22.3)	(216.8)	(22.3)	(216.8)
	1,724.4	3,130.8	1,724.4	3,130.8

See accompanying notes.

Notes to Consolidated Financial Statements for the three and six months ended June 30, 2009 and 2008 (unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)

1.   Basis of Presentation

These consolidated financial statements should be read in conjunction with the company’s consolidated financial statements for the year ended December 31, 2008. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies as were used for the company’s consolidated financial statements for the year ended December 31, 2008 except as described in note 2, but they do not include all disclosures normally provided in annual financial statements prepared in accordance with Canadian GAAP.

2.   Summary of Significant Accounting Policies

Application of the Equity Method of Accounting

The company began acquiring common shares of International Coal Group, Inc. (“ICG”) in 2006 and until December 31, 2008 accounted for its investment in 19.7% of the common shares of ICG as available for sale at fair value. During the first quarter of 2009, the company increased its interest in ICG to 23.8% (36.5 million shares). Accordingly, during the first quarter of 2009, the company changed its accounting treatment of its investment in ICG from available for sale to the equity method of accounting on a prospective basis. This change in accounting treatment in the first quarter of 2009 increased investments, at equity by $119.3, decreased investments in common stocks by $55.5, increased non-controlling interests by $5.9 and decreased future income taxes by $21.0. The unrealized loss of $36.9 that had been included in accumulated other comprehensive loss was reclassified as an adjustment to investments, at equity increasing the carrying value from its fair value to its cost.

Change in Presentation of Foreign Currency Gains (Losses)

The company reclassified realized and unrealized foreign currency gains and losses in its consolidated statements of net earnings to enhance the transparency of its financial reporting by removing distortions to underwriting results caused by volatility in foreign currency rates and by giving recognition to the economic hedging relationship which exists between claims liabilities and portfolio investments denominated in foreign currencies within the same operating company. Prior year comparative figures have been reclassified to be consistent with the current year’s presentation, resulting in the reclassification in the second quarter of $3.4 of net realized and unrealized foreign currency gains ($11.9 of net realized and unrealized foreign currency losses in the first six months) and $5.2 of net realized and unrealized foreign currency losses ($10.2 in the first six months) from losses on claims and operating expenses respectively to net gains on investments in the second quarter and the first six months of 2008. The following table presents the pre-tax foreign currency effect on certain line items in the company’s consolidated financial statements for the three and six months ended June 30, 2009 and 2008:

	Second quarter		First six months
	2009	2008	2009	2008
Net gains (losses) on investments Underwriting activities	66.2	(1.1)	60.5	(21.4)
Investing activities	(38.9)	41.7	(58.0)	80.8
Foreign currency gains included in pre-tax net earnings	27.3	40.6	2.5	59.4
Other comprehensive income – investing activities foreign currency gains (losses)	(58.1)	(18.2)	(45.0)	42.4
	(30.8)	22.4	(42.5)	101.8

Goodwill and Intangible assets

Effective January 1, 2009, the company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The adoption of this guidance did not result in a change in the recognition of the company’s goodwill and intangible assets.

Credit Risk

Effective January 1, 2009, the company adopted the CICA’s Emerging Issues Committee Abstract EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”), which provides additional guidance on how to measure financial assets and liabilities, taking into account the company’s own credit risk and the counterparty credit risk in financial assets and financial liabilities values. The adoption of EIC-173 did not have an impact on the company’s financial position or its results of operations as at June 30, 2009 or for the three and six month periods then ended.

Recent accounting pronouncements

In June 2009, amendments were made to CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement and Handbook Section 3862, Financial Instruments – Disclosure. The amendments to Section 3855 clarify the application of the effective interest method to a financial asset subsequent to the recognition of an impairment loss and the conditions for determining when a prepayment option embedded in a debt host instrument is closely related to the host for accounting purposes. The amendments to Section 3855 apply to interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The amendments to Section 3862 enhance the disclosure requirements related to the liquidity risk of financial instruments and include new disclosure requirements related to fair value measurements of financial instruments, particularly with respect to the relative reliability of the data on which these measurements are based. The Section 3862 amendments apply to annual financial statements for fiscal years ending after September 30, 2009. The company is currently evaluating the impact of adopting these amendments on its consolidated financial position and results of operations.

3.   Cash and Investments

Cash and short term investments, marketable securities, portfolio investments and short sale and derivative contracts by financial instrument classification are shown in the table below:

	June 30, 2009					December 31, 2008
	Classified as held for trading	Designated as held for trading	Classified as available for sale	Other	Total carrying value	Classified as held for trading	Designated as held for trading	Classified as available for sale	Other	Total carrying value
Holding company:
Cash and short term investments	172.8	–	98.6	–	271.4	275.4	–	521.1	–	796.5
Cash and short term investments pledged for short sale and derivative obligations	0.5	–	38.8	–	39.3	18.4	–	1.3	–	19.7
Bonds	–	235.4	0.1	–	235.5	–	216.6	12.2	–	228.8
Preferred stocks	–	–	12.4	–	12.4	–	–	12.1	–	12.1
Common stocks	–	1.7	179.3	–	181.0	–	–	424.3	–	424.3
Derivatives	140.5	–	–	–	140.5	82.8	–	–	–	82.8
	313.8	237.1	329.2	–	880.1	376.6	216.6	971.0	–	1,564.2
Short sale and derivative obligations	(17.4)	–	–	–	(17.4)	(9.2)	–	–	–	(9.2)
	296.4	237.1	329.2	–	862.7	367.4	216.6	971.0	–	1,555.0
Portfolio investments:
Cash and short term investments	1,573.4	233.7	1,508.9	–	3,316.0	2,338.8	355.2	2,814.5	–	5,508.5
Bonds	–	5,571.8	4,413.9	–	9,985.7	–	4,463.3	3,962.5	–	8,425.8
Preferred stocks	–	54.2	29.1	–	83.3	–	–	38.2	–	38.2
Common stocks	–	106.3	4,510.0	–	4,616.3	–	80.7	3,736.2	–	3,816.9
Investments, at equity	–	–	–	397.4	397.4	–	–	–	219.3	219.3
Derivatives	185.7	–	–	–	185.7	372.7	–	–	–	372.7
Other invested assets	–	–	–	25.4	25.4	–	–	–	25.3	25.3
	1,759.1	5,966.0	10,461.9	422.8	18,609.8	2,711.5	4,899.2	10,551.4	244.6	18,406.7
Cash pledged for short sale and derivative obligations	–	–	–	–	–	8.3	–	–	–	8.3
	1,759.1	5,966.0	10,461.9	422.8	18,609.8	2,719.8	4,899.2	10,551.4	244.6	18,415.0
Short sale and derivative obligations	(33.9)	–	–	–	(33.9)	(20.2)	–	–	–	(20.2)
	1,725.2	5,966.0	10,461.9	422.8	18,575.9	2,699.6	4,899.2	10,551.4	244.6	18,394.8

Restricted cash and cash equivalents at June 30, 2009 of $22.3 consisted primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries’ insurance and reinsurance operations. Restricted cash and cash equivalents at December 31, 2008 of $115.2 consisted primarily of cash and cash equivalents pledged to the Society and Council of Lloyd’s (Lloyd’s) to support the underwriting capacity of subsidiaries’ Lloyd’s syndicates which have been substantially replaced by debt securities at June 30, 2009. Restricted cash and cash equivalents are included in the consolidated balance sheets in subsidiary cash and short term investments or in assets pledged for short sale and derivative obligations in portfolio investments.

Gross unrealized gains and losses on investments classified as available for sale, including assets pledged for short sale and derivative obligations, are as follows:

	June 30, 2009				December 31, 2008
	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Total carrying value	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Total carrying value
Holding company:
Short term investments:(1) Canadian government	0.7	–	–	0.7	136.7	—	(1.4)	135.3
U.S. treasury	136.7	–	–	136.7	387.1	—	—	387.1
	137.4	–	–	137.4	523.8	—	(1.4)	522.4
Bonds:
U.S. treasury	–	–	–	–	12.0	—	—	12.0
Corporate and other	0.1	–	–	0.1	0.4	—	(0.2)	0.2
	0.1	–	–	0.1	12.4	—	(0.2)	12.2
Preferred stocks:
Canadian	11.8	0.6	–	12.4	11.8	0.3	—	12.1
Common stocks:
Canadian	39.7	6.8	–	46.5	58.4	—	(11.1)	47.3
U.S.	56.9	28.8	–	85.7	397.2	12.4	(56.8)	352.8
Other	37.5	9.6	–	47.1	20.0	4.2	—	24.2
	134.1	45.2	–	179.3	475.6	16.6	(67.9)	424.3
Portfolio investments:
Short term investments:
Canadian government	292.0	0.2	–	292.2	196.9	—	(0.1)	196.8
U.S. treasury	907.7	–	(7.1)	900.6	2,307.9	—	(3.4)	2,304.5
Other government	296.2	19.9	–	316.1	297.1	16.1	—	313.2
	1,495.9	20.1	(7.1)	1,508.9	2,801.9	16.1	(3.5)	2,814.5
Bonds:
Canadian government	538.6	39.8	–	578.4	928.1	57.0	—	985.1
U.S. treasury	493.5	31.7	(25.6)	499.6	739.2	140.4	—	879.6
U.S. states and municipalities	953.5	23.8	(7.7)	969.6	999.7	12.7	(32.7)	979.7
Other government	918.8	27.1	(30.2)	915.7	856.8	24.3	(66.6)	814.5
Corporate and other	1,257.5	194.8	(1.7)	1,450.6	315.0	7.2	(18.6)	303.6
	4,161.9	317.2	(65.2)	4,413.9	3,838.8	241.6	(117.9)	3,962.5
Preferred stocks:
Canadian	–	–	–	–	10.2	—	—	10.2
U.S.	0.1	–	–	0.1	0.6	—	(0.5)	0.1
Other	30.3	–	(1.3)	29.0	30.4	—	(2.5)	27.9
	30.4	–	(1.3)	29.1	41.2	—	(3.0)	38.2
Common stocks:
Canadian	520.9	92.3	(1.2)	612.0	535.8	43.6	(66.4)	513.0
U.S.	2,908.9	312.9	(116.2)	3,105.6	2,731.1	95.8	(250.9)	2,576.0
Other	655.6	142.7	(5.9)	792.4	616.5	44.2	(13.5)	647.2
	4,085.4	547.9	(123.3)	4,510.0	3,883.4	183.6	(330.8)	3,736.2
(1)	Includes $38.8 (December 31, 2008 – $1.3) of short term investments included in assets pledged for short sale and derivative obligations.
Net gains (losses) on investments for the second quarter of 2009 include gross realized gains of $132.1 (2008 – $6.3) and gross realized losses of $4.0 (2008 – $11.0) respectively, related to available for sale securities. Net gains (losses) on investments for the first six months of 2009 include gross realized gains of $170.0 (2008 – $102.3) and gross realized losses of $68.4 (2008 – $12.1) respectively, related to available for sale securities.

At each reporting date, and more frequently when conditions warrant, management evaluates all available for sale securities with unrealized losses to determine whether those unrealized losses are other than temporary and should be recognized in net earnings rather than in accumulated other comprehensive income (loss). If management’s assessment indicates that the impairment in value is other than temporary, or the company does not have the intent or ability to hold the security until its fair value recovers, the security is written down to its fair value at the balance sheet date, and a loss is recognized in net gains (losses) on investments in the consolidated statement of earnings. As a result, net gains (losses) on investments for the second quarter and first six months of 2009 include $118.4 (2008 – $113.3) and $331.4 (2008 – $207.4) respectively of provisions for other than temporary impairment related to securities with unrealized losses at June 30, 2009. After such provisions, the unrealized losses on such securities at June 30, 2009 were $123.3 ($398.7 at December 31, 2008), $1.3 ($3.0 at December 31, 2008) and $65.2 ($118.1 at December 31, 2008) with respect to common stocks, preferred stocks and bonds respectively. The company had investments in two other government debt securities and one U.S. municipal debt security classified as available for sale which were in unrealized loss positions for a period greater than twelve months at June 30, 2009. The unrealized loss of $15.3 on these securities at June 30, 2009 was primarily due to the effect of fluctuations in foreign exchange rates on the other government debt securities and a decrease in the credit quality of the issuer of the municipal debt security. The company has the ability and intent to hold these securities until fair value recovers.

Bonds designated as held for trading and classified as available for sale are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown due to the existence of call and put features.

	June 30, 2009		December 31, 2008
	Amortized cost	Fair value	Amortized cost	Fair value
Due in 1 year or less	621.4	543.4	804.7	825.7
Due after 1 year through 5 years	2,369.6	2,112.1	2,048.0	1,567.0
Due after 5 years through 10 years	5,660.8	6,107.4	5,099.5	5,235.4
Due after 10 years	1,426.0	1,458.3	943.6	1,026.5
	10,077.8	10,221.2	8,895.8	8,654.6

The company is responsible for determining the fair value of its investment portfolio by utilizing market driven fair value measurements obtained from active markets where available, by considering other observable and unobservable inputs and by employing valuation techniques which make use of current market data. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, actual values realized in future market transactions may differ from the estimates presented in these consolidated financial statements. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value. The company uses a fair value hierarchy to categorize the inputs used in valuation techniques to measure fair value. A description of the inputs used in the valuation of financial instruments is summarized as follows:

1.
 Quoted prices in active markets for identical instrument – Inputs represent unadjusted quoted prices for identical instruments exchanged in active markets. The fair value of the majority of the company’s preferred and common stocks and positions in securities sold but not yet purchased (including in prior periods, the S&P 500 index based Standard and Poor’s Depository receipts (“SPDRs”) short position) are determined based on quoted prices in active markets obtained from external pricing sources.

2.
 Significant other observable inputs – Inputs include directly or indirectly observable inputs other than quoted prices for identical instruments exchanged in active markets. These inputs include quoted prices for similar instruments exchanged in active markets; quoted prices for identical or similar instruments exchanged in inactive markets; inputs other than quoted prices that are observable for the instruments, such as interest rates and yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates where available; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

The company’s investments in government securities (including federal, state, provincial and municipal bonds), corporate securities, private placements and infrequently traded securities are priced using publicly traded, over-the-counter prices or broker-dealer quotes which are based on market observable inputs. Observable inputs such as benchmark yields, reported trades, broker-dealer quotes, issuer spreads and bids are available for these investments.

The fair value of derivatives such as total return swaps, equity index total return swaps and S&P index call options are based on broker-dealer quotes. The fair value of warrants is based on quoted market prices or broker-dealer quotations where available. Otherwise, valuation techniques are employed to estimate the fair value of warrants on the basis of pricing models that incorporate the quoted price, volatility and dividend yield of the underlying security and the risk free rate. To assess the reasonableness of pricing received from broker-dealers, the company compares the fair values supplied by broker-dealers to industry accepted valuation models, to observable inputs such as credit spreads and discount rates and to recent transaction prices for similar assets where available.

Derivative assets as at June 30, 2009 includes $158.4 ($415.0 at December 31, 2008) related to the fair value of credit default swaps. The fair values of credit default swaps are based principally on third party broker-dealer quotes which are based on market observable inputs with current market spreads being the primary observable input. In addition, the company assesses the reasonableness of the fair values obtained from these providers by comparing these fair values to values produced using individual issuer credit default swap yield curves, by referencing them to movements in credit spreads and by comparing them to recent market transaction prices for similar credit default swaps where available. The fair values of credit default swaps are subject to significant volatility arising from the potential differences in the perceived risk of default of the underlying issuers, movements in credit spreads and the length of time to the contracts’ maturity.

The company has investments of $893.7 ($463.1 at December 31, 2008) in certain private placement debt securities which have been designated as held for trading or classified as available for sale depending on the characteristics of the security. The fair value of these debt securities is determined based on industry accepted valuation models which are sensitive to certain assumptions, specifically share price volatility and credit spreads of the issuer.

3.
 Significant unobservable inputs – Inputs include unobservable inputs used in the measurement of financial instruments. Management is required to use its own assumptions regarding unobservable inputs as there is little, if any, market activity in these assets or liabilities or related observable inputs that can be corroborated at the measurement date. Unobservable inputs require management to make certain projections and assumptions about the information that would be used by market participants in pricing assets or liabilities. To verify pricing, the company assesses the reasonability of the fair values by comparing to industry accepted valuation models, to movements in credit spreads and to recent transaction prices for similar assets where available.

The company’s use of quoted market prices, internal models using observable market information as inputs and internal models without observable market information as inputs in the valuation of securities and derivative contracts were as follows:

	June 30, 2009				December 31, 2008
	Total fair value asset (liability)	Quoted prices	Significant other observable inputs	Significant unobservable inputs	Total fair value asset (liability)	Quoted prices	Significant other observable inputs	Significant unobservable inputs
Cash and cash equivalents	1,746.7	1,746.7	—	—	2,640.9	2,640.9	—	—
Short term investments:
Canadian government	295.7	295.7	—	—	334.9	334.9	—	—
U.S. Treasury	1,239.5	1,239.2	0.3	—	2,947.5	2,946.7	0.8	—
Other government	344.8	304.1	40.7	—	409.7	381.4	28.3	—
	1,880.0	1,839.0	41.0	—	3,692.1	3,663.0	29.1	—
Bonds:
Canadian government	1,391.6	–	1,391.6	–	1,726.3	—	1,726.3	—
U.S. Treasury	655.3	–	655.3	–	985.0	—	985.0	—
U.S. states and municipalities	4,358.7	–	4,358.7	–	4,104.6	—	4,104.6	—
Other government	1,078.1	–	1,078.1	–	853.4	—	852.4	1.0
Corporate and other	2,439.9	–	2,426.9	13.0	833.6	—	819.7	13.9
Mortgage backed securities	297.6	–	246.5	51.1	151.7	—	—	151.7
	10,221.2	–	10,157.1	64.1	8,654.6	—	8,488.0	166.6
Preferred stocks:(1) Canadian	54.3	–	54.3	–	10.1	10.1	—	—
U.S	0.1	–	0.1	–	0.1	—	0.1	—
Other	28.9	–	28.9	–	28.0	—	28.0	—
	83.3	–	83.3	–	38.2	10.1	28.1	—
Common stocks:(1) Canadian	649.5	635.2	14.3	–	560.3	548.0	12.3	—
U.S	3,089.1	3,058.6	30.5	–	2,798.0	2,750.6	47.4	—
Other	917.0	657.7	255.7	3.6	705.8	518.1	183.9	3.8
	4,655.6	4,351.5	300.5	3.6	4,064.1	3,816.7	243.6	3.8
Derivatives and other invested assets	351.6	–	351.6	–	480.8	39.4	441.4	—
Short sale and derivative obligations	(51.3)	(0.4)	(50.9)	–	(29.4)	(20.2)	(9.2)	—
Portfolio investments measured at fair value	18,887.1	7,936.8	10,882.6	67.7	19,541.3	10,149.9	9,221.0	170.4
	100.0%	42.0%	57.6%	0.4%	100.0%	51.9%	47.2%	0.9%

(1)
Excluded from these totals are available for sale investments of $12.4 ($12.1 at December 31, 2008) and $141.7 ($177.1 at December 31, 2008) in preferred stocks and partnership trusts respectively which are carried at cost as they do not have quoted market values in active markets.

The company’s investments for which fair value is determined through the use of internal models without observable market information as inputs (0.4% of the total investment portfolio required to be measured at fair value) principally comprised mortgage backed securities that were purchased at deep discounts to par and had a fair value of $51.1 at June 30, 2009 ($151.7 at December 31, 2008).

A net loss for the second quarter and first six months of 2009 of $9.9 (2008 – nil) and $21.6 (2008 – nil) respectively representing the change in fair value of the company’s investments (principally mortgage backed securities purchased at deep discounts to par) priced through the use of internal models without observable market information as inputs was recognized in the consolidated statements of earnings. The decrease in fair value for the second quarter and first six months of 2009 of $9.9 and $21.6 respectively was offset by the receipt of interest and return of capital of $32.4 and $52.0 during the respective periods.

4.   Acquisitions and Divestitures

Subsequent to June 30, 2009

On July 17, 2009, the company announced a formal offer to acquire all of the outstanding common shares of Advent, other than those shares not already owned by Fairfax and its affiliates, for 220 U.K. pence in cash per common share. The company currently owns 27.1 million common shares or approximately 66.7% of Advent’s outstanding common shares. The aggregate cash consideration payable under the proposed transaction for the 33.3% of the Advent shares that are not already held by Fairfax would be approximately $56.5 (£34.3 million). The closing of the offer is subject to a number of conditions, including regulatory approval and acceptance of the offer by holders of not less than 90% of the outstanding and to be issued shares of Advent not already owned by Fairfax and its affiliates.

Six months ended June 30, 2009

On January 13, 2009, the company purchased 24.8% of the outstanding common shares of Northbridge for an aggregate cash purchase price of $374.0 (Cdn$458.4) pursuant to a previously announced offer to acquire all of the outstanding common shares of Northbridge other than those common shares already owned by the company (the “Step 1” acquisition). Immediately following the February 19, 2009 approval by Northbridge shareholders of a going private transaction, Northbridge redeemed the remaining 11.6% of its outstanding common shares for an aggregate cash consideration of $172.4 (Cdn$215.9) (the “Step 2” acquisition). The result of these transactions is summarized in the table below.

On January 7, 2009, the company completed the acquisition of 100% of the outstanding common shares of Polskie Towarzystwo Reasekuracji Spólka Akcyjna (“Polish Re”), a Polish reinsurance and insurance company, for cash consideration of $57.0 (168.3 million polish zlotys), pursuant to a previously announced tender offer. The assets and liabilities and results of operations of Polish Re have been included in the company’s consolidated financial reporting in the Reinsurance – Other reporting segment. This investment increased the company’s exposure to the Central and Eastern European economies and has established a platform for business expansion in that region over time. The result of this transaction is summarized in the table below.

	Northbridge
				Polish Re
	Step 1 acquisition	Step 2 acquisition	Total
Acquisition date	January 13, 2009	February 20, 2009		January 7, 2009
Percentage of common shares acquired	24.8%	11.6%	36.4%	100%
Cash purchase consideration	374.0	172.4	546.4	57.0
Fair value of assets acquired:
Tangible assets(1)	1,068.2	495.0	1,563.2	141.0
Intangible assets	63.0	30.8	93.8	—
Goodwill	51.5	29.1	80.6	13.8
Total fair value of assets acquired	1,182.7	554.9	1,737.6	154.8
Total fair value of liabilities assumed	(808.7)	(382.5)	(1,191.2)	(97.8)
Net assets acquired	374.0	172.4	546.4	57.0

(1)	Of the $141.0 of tangible assets acquired in the Polish Re transaction, $31.9 was cash and cash equivalents.

The Step 1, Step 2 and Polish Re acquisitions were accounted for using the purchase method. The total intangible assets acquired of $93.8 have been included in the company’s financial reporting in the Insurance–Canada reporting segment and consist primarily of customer and broker relationship intangible assets of $79.6 and the brand names of Northbridge and its subsidiaries of $11.2. The customer and broker relationship intangible assets are amortized on a straight-line basis over periods ranging from 8 to 20 years and the resulting amortization expense is included in Northbridge’s operating results, while the brand names have indefinite lives and are not amortized. The Step 1 and Step 2 acquisitions decreased non-controlling interests in the consolidated balance sheet by $398.5. The purchase price allocations of the Northbridge and Polish Re acquisitions are preliminary and may be revised when estimates and assumptions are finalized and the valuations of assets and liabilities are finalized.

On February 11, 2009, the company made an additional investment of $49.0 in its equity affiliate Cunningham Lindsey Group Limited (“Cunningham Lindsey”) to facilitate that company’s acquisition of the international operations of GAB Robins, a provider of loss adjusting and claims management services. The company’s ownership of Cunningham Lindsey at June 30, 2009 was 44.5% (45.7% at December 31, 2008).

Second quarter and the first six months of 2009 consolidated net earnings include the results of operations of the company’s 66.7% interest in Advent (consolidated effective from September 11, 2008) and 68.2% interest in Ridley (consolidated effective from November 4, 2008) as disclosed in note 17 to the consolidated financial statements in the company’s 2008 Annual Report.

Six months ended June 30, 2008

On June 13, 2008, a new holding company (“Holdco”), which was formed in December 2007 to facilitate the disposition of the Cunningham Lindsey operating companies, repaid a Cdn$125.0 promissory note payable to Cunningham Lindsey using funds received from its new bank credit facility. Cunningham Lindsey used the proceeds received to repay its 7.0% unsecured Series B debentures (Cdn$125.0), as described in note 6. During the second quarter of 2008, Cunningham Lindsey increased its investment in Holdco by Cdn$23.0 by contributing Cdn$5.9 in cash and by converting a Cdn$17.1 promissory note due from Holdco to equity. Subsequent to this investment, Cunningham Lindsey’s interest in Holdco increased to 45.7%.

In June 2008, the company through one of its subsidiaries purchased a 19.8% interest in Arab Orient Insurance Company (“Arab Orient”) for cash consideration of $10.4. Arab Orient is a publicly traded insurance company based in Amman, Jordan.

Repurchases of shares

During the first six months of 2009, OdysseyRe repurchased for cancellation on the open market 1,182,800 (1,182,800 in the second quarter) of its common shares with a cost of $47.5 ($47.5 in the second quarter), as part of its previously announced common share repurchase programme. These transactions increased the company’s ownership of OdysseyRe to 71.9% (70.4% at December 31, 2008), and decreased non-controlling interests by $57.5 ($57.5 in the second quarter), at June 30, 2009. Apart from the going private transaction described above, Northbridge did not repurchase any of its common shares for cancellation during the first six months of 2009.

During the first six months of 2008, Northbridge repurchased for cancellation on the open market 482,400 (150,900 in the second quarter) of its common shares with a cost of $15.2 ($5.0 in the second quarter), and OdysseyRe repurchased for cancellation on the open market 5,711,500 (3,597,000 in the second quarter) of its common shares with a cost of $210.6 ($132.9 in the second quarter), as part of their previously announced common share repurchase programmes. These transactions increased the company’s ownership of Northbridge and OdysseyRe to 61.2% (60.2% at December 31, 2007) and 66.4% (61.0% at December 31, 2007), and decreased non-controlling interests by $14.5 ($4.5 in the second quarter) and $212.1 ($134.9 in the second quarter), respectively at June 30, 2008.

5.  Securities Sold but not yet Purchased and Derivative Transactions

	June 30, 2009				December 31, 2008
			Fair value				Fair value
		Notional				Notional
	Cost	value	Assets	Liabilities	Cost	value	Assets	Liabilities
Equity contracts Total return swaps – short positions	–	80.8	–	12.1	—	1.3	—	—
Total return swaps – long positions	–	274.9	26.1	5.3	—	—	—	—
Warrants	10.0	75.3	126.6	–	—	—	—	—
S&P 500 index call options	–	–	–	–	0.1	518.4	—	—
Credit contracts Credit default swaps	114.8	5,812.4	158.4	–	161.5	8,873.0	415.0	—
Warrants	15.8	340.2	0.7	–	19.2	342.6	0.6	—
Foreign exchange forward contracts	–	–	7.4	33.4	—	—	39.4	20.1
Other	–	–	7.0	0.5	—	—	0.5	9.3
Total			326.2	51.3			455.5	29.4

The fair value of derivatives in a gain position are presented on the consolidated balance sheet in derivatives and other invested assets in portfolio investments and in the cash, short term investments and marketable securities of the holding company. The fair value of derivatives in a loss position and obligations to purchase securities sold short are presented on the consolidated balance sheet in short sale and derivative obligations. The company’s equity and equity index total return swaps contain contractual reset provisions requiring counterparties to cash-settle on a quarterly basis any market value movements arising since the prior settlement. Any cash paid to settle unfavorable market value changes and, conversely, any cash received in settlement of favorable market value changes are recognized by the company as net gains (losses) on investments in the consolidated statements of net earnings. To the extent that a contractual reset date of a contract does not correspond to the balance sheet date, the company records additional net gains (losses) on investments in the consolidated statements of net earnings to adjust the carrying value of the derivative asset or liability associated with each total return swap contract to reflect its fair value at the balance sheet date. Final cash settlements of total return swaps are recognized as net gains (losses) on investments net of any previously recorded unrealized market value changes since the last quarterly reset date. Total return swaps require no initial net investment and at inception, their fair value is zero.

During the second quarter of 2008, the company closed its previous short positions in SPDRs and listed common stocks and substantially replaced these investments with equity index total return swaps and equity total return swaps. Also during 2008, the company added further to its short equity and equity index total return swap positions.

At June 30, 2009, the fair value included in portfolio investments and in the cash, short term investments and marketable securities of the holding company for assets pledged as collateral for total return swap obligations was $39.3 ($28.0 at December 31, 2008), of which nil ($3.9 at December 31, 2008) was restricted cash; the remainder of the assets, although pledged, may be substituted with similar assets.

The company has credit default swaps, referenced to various issuers in the banking and insurance sectors of the financial services industry, which serve as an economic hedge against declines in the fair value of the company’s financial assets. These credit default swaps have a remaining average life of 2.9 years (3.3 years at December 31, 2008) and a notional amount and fair value as shown in the table above. As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of credit spreads) will generally decline. The initial premium paid for each credit default swap contract was recorded as a derivative asset and was subsequently adjusted for changes in the unrealized market value of the contract at each balance sheet date. Changes in the unrealized market value of the contract were recorded as net gains (losses) on investments in the company’s consolidated statements of net earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset.

During the second quarter of 2009, the company sold $140.3 (2008 – $855.0) notional amount of credit default swaps for proceeds of $8.6 (2008 – $190.0) and recorded net losses on sale of $0.3 (2008 – net gains of $22.8) and recorded net mark-to-market losses of $81.7 (2008 – $7.0). During the first six months of 2009, the company sold $3,042.9 (2008 – $4,685.0) notional amount of credit default swaps for proceeds of $231.6 (2008 – $1,075.0) and recorded net gains on sale of $46.2 (2008 – $317.0) and recorded net mark-to-market losses of $71.8 (2008 – gains of $384.0). Sales of credit default swap contracts during the first six months of 2009 and 2008 caused the company to reverse any previously recorded unrealized market value changes since the inception of the contract and to record the actual amount of the final cash settlement through net gains (losses) on investments in the consolidated statements of net earnings.

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its total return swap and credit default swap contracts, pursuant to which the counterparties to these transactions are contractually required to deposit cash or government securities in collateral accounts for the benefit of the company in amounts related to the then current fair value of the total return and credit default swaps. The fair value of this collateral at June 30, 2009, all of which consists of government securities, is $96.6 ($285.1 at December 31, 2008), $22.5 ($107.6 at December 31, 2008) of which the company has the right to sell or repledge, and $74.1 ($177.5 at December 31, 2008) of which the company does not have the right to sell or repledge. The amount of collateral required to be placed on deposit by the counterparties fluctuates with the fair value of the underlying derivative contracts.

The following table summarizes the impact of investments classified or designated as held for trading on net gains (losses) on investments recognized in the consolidated statements of earnings. Other is primarily comprised of warrants and futures contracts. Common stock and equity index positions includes positions in securities sold but not yet purchased, total return swaps and equity index call options.

	Classified as held for trading
	Common		Foreign			Designated as held for trading
	stock and	Credit	exchange
	equity index	default	forward				Preferred and
	positions	swaps	contracts	Other	Total	Bonds	common stocks	Total
For the three months ended June 30, 2009 Inception-to-date realized gains (losses) on positions closed in the period	(45.8)	7.4	24.9	(5.4)	(18.9)	1.6	0.6	2.2
Mark-to-market (gains) losses recognized in prior periods on positions closed in the period	74.1	(7.7)	(42.4)	(14.1)	9.9	5.2	–	5.2
Mark-to-market gains (losses) arising on positions remaining open at period end	8.7	(81.7)	(15.9)	108.3	19.4	210.0	19.8	229.8
Net gains (losses)	37.0	(82.0)	(33.4)	88.8	10.4	216.8	20.4	237.2
For the three months ended June 30, 2008 Inception-to-date realized gains (losses) on positions closed in the period	(121.1)	167.3	—	(13.1)	33.1	—	—	—
Mark-to-market (gains) losses recognized in prior periods on positions closed in the period	(54.9)	(144.5)	—	14.3	(185.1)	—	—	—
Mark-to-market gains (losses) arising on positions remaining open at period end	187.5	(7.0)	(1.4)	(1.1)	178.0	1.4	—	1.4
Net gains (losses)	11.5	15.8	(1.4)	0.1	26.0	1.4	—	1.4

	Classified as held for trading
	Common		Foreign			Designated as held for trading
	stock and	Credit	exchange
	equity index	default	forward				Preferred and
	positions	swaps	contracts	Other	Total	Bonds	common stocks	Total
For the six months ended June 30, 2009 Inception-to-date realized gains (losses) on positions closed in the period	(41.3)	185.4	24.9	(30.7)	138.3	5.5	2.2	7.7
Mark-to-market (gains) losses recognized in prior periods on positions closed in the period	0.1	(139.2)	(36.8)	12.3	(163.6)	3.9	–	3.9
Mark-to-market gains (losses) arising on positions remaining open at period end	11.6	(71.8)	(11.3)	118.7	47.2	312.0	19.3	331.3
Net gains (losses)	(29.6)	(25.6)	(23.2)	100.3	21.9	321.4	21.5	342.9
For the six months ended June 30, 2008 Inception-to-date realized gains (losses) on positions closed in the period	67.3	958.1	—	(1.7)	1,023.7	(0.2)	—	(0.2)
Mark-to-market (gains) losses recognized in prior periods on positions closed in the period	93.1	(641.1)	—	0.1	(547.9)	0.1	—	0.1
Mark-to-market gains (losses) arising on positions remaining open at period end	200.6	384.0	5.3	(1.5)	588.4	22.4	—	22.4
Net gains (losses)	361.0	701.0	5.3	(3.1)	1,064.2	22.3	—	22.3

6.   Subsidiary Indebtedness, Long Term Debt, Other Long Term Obligations and Capital

On April 28, 2009, the company purchased $8.8 principal amount of its trust preferred securities for cash consideration of $5.5.

On the maturity date, January 28, 2009, the company repaid the outstanding $12.8 of its 6.15% secured loan.

Under the terms of a normal course issuer bid, during the second quarter of 2009 the company repurchased for cancellation 18,700 (2008 – 86,301) subordinate voting shares at a net cost of $4.6 (2008 – $21.4), of which $2.3 (2008 – $10.5) was charged to retained earnings. During the first six months of 2009 the company repurchased for cancellation 28,700 (2008 – 216,901) subordinate voting shares at a net cost of $6.8 (2008 – $56.9), of which $3.2 (2008 – $29.5) was charged to retained earnings.

On June 16, 2008, Crum & Forster Holdings Corp. (“Crum & Forster”) redeemed for cash all $4.3 principal amount of its outstanding 10.375% unsecured senior notes due June 15, 2013 for total consideration of $4.5.

On June 16, 2008, Cunningham Lindsey repaid the outstanding Cdn$125.0 of its 7.0% unsecured Series B debentures which matured on that date. This transaction decreased subsidiary company borrowings by $118.6 net of $8.1 of these debentures owned by the company.

On June 12, 2008, the company repurchased for cancellation 750,000 and 500,000 Series A and Series B preferred shares respectively. The company paid $18.3 to repurchase $12.8 (Cdn$18.8) of the stated capital of the Series A preferred shares and $12.2 to repurchase $8.5 (Cdn$12.5) of the stated capital of the Series B preferred shares. These transactions resulted in a charge to retained earnings of $9.2, representing the excess paid over the stated capital of the preferred shares repurchased, the excess resulting from movement in the Canadian-U.S. dollar exchange rate.

On April 15, 2008, the company repaid the outstanding $62.1 of its 6.875% unsecured senior notes which matured on that date.

On January 9, 2008, the company called for redemption all of its 5.0% convertible senior debentures due July 15, 2023. On February 13, 2008, $188.5 principal amount of these debentures were converted by their holders into 886,888 subordinate voting shares of the company and the company paid a nominal amount of cash to redeem the unconverted debentures and in lieu of fractional shares. The conversion was recorded as a $192.3 increase of common stock and a $134.4 and $57.9 reduction of long term debt and other paid in capital respectively.

At June 30, 2009, the fair value of the company’s long term debt is estimated to be $1,647.5 ($1,459.8 at December 31, 2008) as compared to the carrying value of $1,748.6 ($1,758.7 at December 31, 2008).

At June 30, 2009, the fair value of the company’s other long term obligations is estimated to be $173.4 ($181.2 at December 31, 2008) as compared to the carrying value of $176.1 ($187.7 at December 31, 2008).

Northbridge maintains a five-year, unsecured, revolving credit facility with a Canadian chartered bank maturing in 2012 for up to Cdn$50.0. As at June 30, 2009, there was Cdn$1.5 utilized under this credit facility, all of which was in support of letters of credit. OdysseyRe maintains a five-year $200.0 credit facility with a syndicate of lenders maturing in 2012. As at June 30, 2009, there was $56.5 utilized under this credit facility, all of which was in support of letters of credit.

7.   Significant Commutations

On June 26, 2008, Crum & Forster commuted an aggregate stop loss contract. As a result of the commutation, Crum & Forster received cash proceeds of $302.5 and recorded a decrease to recoverable from reinsurers of $386.7 and a non-cash pre-tax charge of $84.2 in the consolidated financial statements.

8.   Accumulated Other Comprehensive Income (Loss)

The balances related to each component of accumulated other comprehensive income (loss) are as follows:

	June 30, 2009			December 31, 2008
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Net unrealized gains (losses) on available for sale securities Bonds	223.1	(76.3)	146.8	133.5	(41.8)	91.7
Common stocks and other	416.7	(106.9)	309.8	(199.7)	55.7	(144.0)
	639.8	(183.2)	456.6	(66.2)	13.9	(52.3)
Currency translation account	29.3	(9.5)	19.8	(32.4)	(23.1)	(55.5)
	669.1	(192.7)	476.4	(98.6)	(9.2)	(107.8)

9.   Income Taxes

The effective income tax rates of 27.5% and 24.4% implicit in the $122.1 and $91.2 provision for income taxes in the second quarter and first six months of 2009 respectively differed from the company’s statutory income tax rate of 33.0% primarily as a result of the effect of non-taxable investment income in the U.S. tax group (including dividend income and interest on bond investments in U.S. states and municipalities) and income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate and where the benefit of accumulated income tax losses is unrecorded, partially offset by income taxes on unrealized foreign currency gains on the company’s publicly issued debt securities.

The effective income tax rate implicit in the $66.6 recovery and the $313.5 provision for income taxes in the second quarter and first six months of 2008 respectively differed from the company’s statutory income tax rate of 33.5% as a result of income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate and where the benefit of accumulated income tax losses is unrecorded, and as a result of the release in the second quarter of $23.3 of income tax provisions subsequent to the completion of an examination by the Canada Revenue Agency of Fairfax’s Canadian tax filings related to an amended tax return for the 2002 taxation year.

10.  Contingencies

SEC Subpoenas

On September 7, 2005, the company announced that it had received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) requesting documents regarding any nontraditional insurance or reinsurance product transactions entered into by the entities in the consolidated group and any non-traditional insurance or reinsurance products offered by the entities in that group. On September 26, 2005, the company announced that it had received a further subpoena from the SEC as part of its investigation into such loss mitigation products, requesting documents regarding any transactions in the company’s securities, the compensation for such transactions and the trading volume or share price of such securities. Previously, on June 24, 2005, the company announced that the company’s Fairmont subsidiary had received a subpoena from the SEC requesting documents regarding any nontraditional insurance product transactions entered into by Fairmont with General Re Corporation or affiliates thereof. The U.S. Attorney’s office for the Southern District of New York reviewed documents produced by the company to the SEC and participated in the investigation of these matters. The company and Prem Watsa, the company’s Chief Executive Officer, received subpoenas from the SEC in connection with the answer to a question on the February 10, 2006 investor conference call concerning the review of the company’s finite reinsurance contracts. The company cooperated fully with all these requests.

On June 25, 2009, the company announced that it had been informed by the New York Regional Office of the SEC that its investigation as to Fairfax had been completed and that it did not intend to recommend any enforcement action by the SEC.

Lawsuits

(a)
  During 2006, several lawsuits seeking class action status were filed against Fairfax and certain of its officers and directors in the United States District Court for the Southern District of New York. The Court made an order consolidating the various pending lawsuits and granted the single remaining motion for appointment as lead plaintiffs. The Court also issued orders approving scheduling stipulations filed by the parties to the consolidated lawsuit. On February 8, 2007, the lead plaintiffs filed an amended consolidated complaint (the “Amended Consolidated Complaint”), which states that the lead plaintiffs seek to represent a class of all purchasers and acquirers of securities of Fairfax between May 21, 2003 and March 22, 2006 inclusive. The Amended Consolidated Complaint names as defendants Fairfax, certain of its officers and directors, OdysseyRe and Fairfax’s auditors. The Amended Consolidated Complaint alleges that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax’s and OdysseyRe’s assets, earnings, losses, financial condition, and internal financial controls. The Amended Consolidated Complaint seeks, among other things, certification of the putative class; unspecified compensatory damages (including interest); unspecified monetary restitution; unspecified extraordinary, equitable and/or injunctive relief; and costs (including reasonable attorneys’ fees). These claims are at a preliminary stage. Pursuant to the scheduling stipulations, the various defendants filed their respective motions to dismiss the Amended Consolidated Complaint, the lead plaintiffs filed their oppositions thereto, the defendants filed their replies to those oppositions and the motions to dismiss were argued before the Court in December 2007. The Court has not yet issued a ruling on these motions. The ultimate outcome of any litigation is uncertain and should the consolidated lawsuit be successful, the defendants may be subject to an award of significant damages, which could have a material adverse effect on Fairfax’s business, results of operations and financial condition. The consolidated lawsuit may require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to this lawsuit. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities. Fairfax, OdysseyRe and the named officers and directors intend to vigorously defend against the consolidated lawsuit and the company’s financial statements include no provision for loss.

(b)
  On July 26, 2006, Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. The defendants removed this lawsuit to the District Court for the District of New Jersey but pursuant to a motion filed by Fairfax, the lawsuit was remanded to Superior Court, Morris County, New Jersey. Most of the defendants filed motions to dismiss the lawsuit, all of which were denied during a Court hearing in September 2007. In October 2007, defendants filed a motion for leave to appeal to the Appellate Division from the denial of their motions to dismiss. In December 2007, that motion for leave was denied. Subsequently, two of the defendants filed a motion seeking leave to appeal certain limited issues to the New Jersey Supreme Court. That motion for leave was denied in February 2008. In December 2007, two defendants who were added to the action after its initial filing filed motions to dismiss the claims against them. Those motions were granted in February 2008, with leave being granted to Fairfax to replead the claims against those two defendants. Fairfax filed an amended complaint in March 2008, which again asserted claims against those defendants. Those defendants filed a motion to dismiss the amended complaint, which motion was denied in August 2008. In September 2008, those two defendants also filed a counterclaim against Fairfax, as well as third-party claims against certain Fairfax executives, OdysseyRe, Fairfax’s outside legal counsel and PricewaterhouseCoopers. Fairfax has not yet responded to this counterclaim. In December 2007, an individual defendant filed a counterclaim against Fairfax. Fairfax’s motion to dismiss that counterclaim was denied in August 2008. Fairfax intends to vigorously defend against these counterclaims. In September 2008, the Court granted a motion for summary judgment brought by two defendants, and dismissed Fairfax’s claims against those defendants without prejudice. Discovery in this action is ongoing. The ultimate outcome of any litigation is uncertain and the company’s financial statements include no provision for loss on the counterclaim.

11.   Earnings per Share

Net earnings per share is calculated in the following table based upon weighted average common shares outstanding:

	Second quarter		First six months
	2009	2008	2009	2008
Net earnings	275.4	27.6	215.0	659.4
Preferred share dividends	(2.1)	(2.9)	(3.8)	(6.1)
Excess over stated value of preferred shares purchased for cancellation	—	(9.2)	—	(9.2)
Net earnings available to common shareholders – basic	273.3	15.5	211.2	644.1
Interest expense on convertible debt, net of tax	–	—	–	0.3
Net earnings available to common shareholders – diluted	273.3	15.5	211.2	644.4
Weighted average common shares outstanding – basic	17,466,016	18,415,457	17,475,156	18,261,418
Effect of dilutive shares Convertible debt	–	—	–	209,539
Options to purchase treasury stock acquired	98,097	91,077	97,864	90,551
Total effect of dilutive shares	98,097	91,077	97,864	300,090
Weighted average common shares outstanding – diluted	17,564,113	18,506,534	17,573,020	18,561,508
Net earnings per common share – basic	$15.65	$0.84	$12.09	$35.27
Net earnings per common share – diluted	$15.56	$0.84	$12.02	$34.72

On February 13, 2008, the company’s 5.0% convertible senior debentures due July 15, 2023 were converted by their holders into 886,888 subordinate voting shares, which were thereafter weighted for inclusion in the calculation of basic earnings per share. The subordinate voting shares issuable on conversion of the debentures were weighted for inclusion in the calculation of diluted earnings per share for 2008 from the beginning of 2008 until the date of conversion.

12.   Capital Management

The company’s capital management framework is designed to first protect its policyholders, then to protect its bondholders, and finally to maximize returns to shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at June 30, 2009, comprising shareholders’ equity and non-controlling interests, was $6,639.3, compared to $6,351.6 at December 31, 2008. The company manages its capital based on the following financial measurements and ratios:

	June 30, 2009		December 31, 2008
Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	862.7		1,555.0
Holding company debt	858.3		869.6
Subsidiary debt	899.9		910.2
Other long term obligations – holding company	176.1		187.7
Total debt	1,934.3		1,967.5
Net debt	1,071.6		412.5
Common shareholders’ equity	5,510.7		4,866.3
Preferred equity	102.5		102.5
Non-controlling interests	1,026.1		1,382.8
Total equity and non-controlling interests	6,639.3		6,351.6
Net debt/total equity and non-controlling interests	16.1%		6.5%
Net debt/net total capital(1)	13.9%		6.1%
Total debt/total capital(2)	22.6%		23.7%
Interest coverage(3)	5.9	x	16.4	x

(1)	Net total capital is calculated by the company as the sum of total shareholders’ equity, non-controlling interests and net debt.

(2)	Total capital is calculated by the company as the sum of total shareholders’ equity, non-controlling interests and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) from operations before income taxes and interest expense divided by interest expense.

13.   Financial Risk Management

The company has an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as underwriting, credit, market and liquidity risk, as disclosed in note 18 of the company’s consolidated financial statements for the year ended December 31, 2008. There have been no significant changes to the company’s exposure to these risks or the framework used to monitor, evaluate and manage them except as outlined in the Risk Management section of Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in the company’s Interim Report for the three and six months ended June 30, 2009.

14.  Segmented Information

The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a primary and reinsurance basis, and runoff operations. Effective from January 7, 2009, the date of the acquisition of Polish Re, all of the assets of Polish Re ($170.2 at June 30, 2009) have been included in the Reinsurance – Other reporting segment. There were no other significant changes in the identifiable assets by reporting segment as at June 30, 2009 compared to December 31, 2008. The Other reporting segment is comprised of revenues and expenses of Ridley since its acquisition on November 4, 2008.

An analysis of net earnings by reporting segment for the three and six months ended June 30 is shown below:

Quarter ended June 30, 2009

	Insurance
				Reinsurance						Eliminations
		Crum &	Fairfax			Ongoing			Corporate	and
	Northbridge	Forster	Asia	OdysseyRe	Other	operations	Runoff	Other	and other	adjustments	Consolidated
Net premiums earned	235.6	200.3	29.7	480.5	144.1	1,090.2	–	–	–	–	1,090.2
Underwriting expenses	(247.7)	(205.0)	(27.6)	(463.9)	(128.7)	(1,072.9)	–	–	–	–	(1,072.9)
Underwriting profit (loss)	(12.1)	(4.7)	2.1	16.6	15.4	17.3	–	–	–	–	17.3
Interest income	27.4	21.7	2.3	68.0	8.5	127.9	12.9	–	0.8	–	141.6
Dividends	6.7	9.8	1.8	13.2	0.4	31.9	3.7	–	4.2	–	39.8
Earnings (loss) on investments, at equity	–	3.8	(2.2)	6.6	0.2	8.4	–	–	(3.3)	–	5.1
Investment expenses	(1.5)	(3.1)	(0.7)	(5.4)	(1.0)	(11.7)	(2.5)	–	(0.4)	12.6	(2.0)
Interest and dividends	32.6	32.2	1.2	82.4	8.1	156.5	14.1	–	1.3	12.6	184.5
Other Revenue	–	–	–	–	–	–	0.3	130.5	12.6	(12.6)	130.8
Expenses	–	–	–	–	–	–	(22.6)	(132.8)	–	–	(155.4)
	–	–	–	–	–	–	(22.3)	(2.3)	12.6	(12.6)	(24.6)
Operating income (loss) before:	20.5	27.5	3.3	99.0	23.5	173.8	(8.2)	(2.3)	13.9	–	177.2
Net gains (losses) on investments	51.7	51.9	9.3	112.9	(11.3)	214.5	42.0	–	73.3	0.2	330.0
Interest expense	–	(7.0)	–	(7.8)	(1.2)	(16.0)	–	(0.2)	(21.5)	–	(37.7)
Corporate overhead and other	(1.8)	(0.8)	(0.6)	(5.9)	(1.6)	(10.7)	–	–	(15.2)	–	(25.9)
Pre-tax income (loss)	70.4	71.6	12.0	198.2	9.4	361.6	33.8	(2.5)	50.5	0.2	443.6
Income taxes											(122.1)
Non-controlling interests											(46.1)
Net earnings											275.4

Quarter ended June 30, 2008

	Insurance
				Reinsurance						Eliminations
		Crum &	Fairfax			Ongoing			Corporate	and
	Northbridge	Forster	Asia	OdysseyRe	Other	operations	Runoff	Other	and other	adjustments	Consolidated
Net premiums earned	277.2	262.9	21.6	515.6	48.4	1,125.7	—	—	—	—	1,125.7
Underwriting expenses	(276.7)	(341.6)	(16.1)	(508.8)	(47.5)	(1,190.7)	—	—	—	—	(1,190.7)
Underwriting profit (loss)	0.5	(78.7)	5.5	6.8	0.9	(65.0)	—	—	—	—	(65.0)
Interest income	27.4	24.3	1.4	63.2	6.3	122.6	18.4	—	11.7	—	152.7
Dividends	5.2	5.2	0.4	5.2	—	16.0	2.7	—	(4.4)	—	14.3
Earnings (loss) on investments, at equity	—	2.9	(2.4)	(2.1)	(0.8)	(2.4)	(0.5)	—	1.9	—	(1.0)
Investment expenses	(2.6)	(4.4)	(0.3)	(9.1)	(0.1)	(16.5)	(3.9)	—	(0.4)	19.5	(1.3)
Interest and dividends	30.0	28.0	(0.9)	57.2	5.4	119.7	16.7	—	8.8	19.5	164.7
Other Revenue	—	—	—	—	—	—	0.5	—	19.5	(19.5)	0.5
Expenses	—	—	—	—	—	—	(25.1)	—	—	—	(25.1)
	—	—	—	—	—	—	(24.6)	—	19.5	(19.5)	(24.6)
Operating income (loss) before:	30.5	(50.7)	4.6	64.0	6.3	54.7	(7.9)	—	28.3	—	75.1
Net gains (losses) on investments	(152.4)	9.2	—	50.7	(3.6)	(96.1)	26.9	—	27.1	(5.3)	(47.4)
Interest expense	—	(7.4)	—	(8.4)	—	(15.8)	—		(23.7)	—	(39.5)
Corporate overhead and other	(3.5)	0.4	(0.7)	(4.0)	—	(7.8)	—	—	(28.2)	—	(36.0)
Pre-tax income (loss)	(125.4)	(48.5)	3.9	102.3	2.7	(65.0)	19.0	—	3.5	(5.3)	(47.8)
Income taxes											66.6
Non-controlling interests											8.8
Net earnings											27.6
Six months ended June 30, 2009

	Insurance
				Reinsurance						Eliminations
		Crum &	Fairfax			Ongoing			Corporate	and
	Northbridge	Forster	Asia	OdysseyRe	Other	operations	Runoff	Other	and other	adjustments	Consolidated
Net premiums earned	464.4	407.7	52.1	950.5	335.8	2,210.5	–	–	–	–	2,210.5
Underwriting expenses	(480.6)	(412.0)	(48.2)	(917.6)	(319.7)	(2,178.1)	–	–	–	–	(2,178.1)
Underwriting profit (loss)	(16.2)	(4.3)	3.9	32.9	16.1	32.4	–	–	–	–	32.4
Interest income	46.4	46.6	3.9	129.2	18.8	244.9	25.6	–	1.9	–	272.4
Dividends	12.8	21.4	2.5	30.0	1.0	67.7	6.6	–	9.3	–	83.6
Earnings (loss) on investments, at equity	(0.2)	1.9	1.2	2.4	0.2	5.5	–	–	(1.5)	–	4.0
Investment expenses	(3.9)	(5.6)	(1.0)	(9.6)	(2.0)	(22.1)	(5.3)	–	(0.5)	23.5	(4.4)
Interest and dividends	55.1	64.3	6.6	152.0	18.0	296.0	26.9	–	9.2	23.5	355.6
Other Revenue	–	–	–	–	–	–	0.5	271.3	23.5	(23.5)	271.8
Expenses	–	–	–	–	–	–	(55.1)	(267.9)	–	–	(323.0)
	–	–	–	–	–	–	(54.6)	3.4	23.5	(23.5)	(51.2)
Operating income (loss) before:	38.9	60.0	10.5	184.9	34.1	328.4	(27.7)	3.4	32.7	–	336.8
Net gains (losses) on investments	20.1	68.0	13.3	102.1	(23.0)	180.5	35.6	–	(38.7)	(0.4)	177.0
Interest expense	–	(13.9)	–	(15.9)	(2.7)	(32.5)	–	(0.7)	(43.1)	–	(76.3)
Corporate overhead and other	(8.1)	(1.6)	(2.0)	(9.2)	(3.0)	(23.9)	–	–	(40.5)	–	(64.4)
Pre-tax income (loss)	50.9	112.5	21.8	261.9	5.4	452.5	7.9	2.7	(89.6)	(0.4)	373.1
Income taxes											(91.2)
Non-controlling interests											(66.9)
Net earnings											215.0

Six months ended June 30, 2008

	Insurance
				Reinsurance						Eliminations
		Crum &	Fairfax			Ongoing			Corporate	and
	Northbridge	Forster	Asia	OdysseyRe	Other	operations	Runoff	Other	and other	adjustments	Consolidated
Net premiums earned	557.1	534.7	38.2	1,027.0	84.0	2,241.0	—	—	—	—	2,241.0
Underwriting expenses	(546.5)	(636.1)	(29.7)	(1,012.4)	(78.5)	(2,303.2)	—	—	—	—	(2,303.2)
Underwriting profit (loss)	10.6	(101.4)	8.5	14.6	5.5	(62.2)	—	—	—	—	(62.2)
Interest income	55.6	50.1	3.2	131.0	12.9	252.8	39.6	—	24.0	—	316.4
Dividends	9.5	10.7	0.4	12.8	0.1	33.5	4.5	—	(5.6)	—	32.4
Earnings (loss) on investments, at equity	—	(9.5)	(0.6)	0.7	1.4	(8.0)	1.6	—	5.4	—	(1.0)
Investment expenses	(5.2)	(7.6)	(0.5)	(15.2)	(1.2)	(29.7)	(5.6)	—	(0.9)	33.2	(3.0)
Interest and dividends	59.9	43.7	2.5	129.3	13.2	248.6	40.1	—	22.9	33.2	344.8
Other Revenue	—	—	—	—	—	—	3.1	—	33.2	(33.2)	3.1
Expenses	—	—	—	—	—	—	(52.4)	—	—	—	(52.4)
	—	—	—	—	—	—	(49.3)	—	33.2	(33.2)	(49.3)
Operating income (loss) before:	70.5	(57.7)	11.0	143.9	18.7	186.4	(9.2)	—	56.1	—	233.3
Net gains (losses) on investments	(29.8)	207.4	(3.4)	369.3	0.5	544.0	199.2	—	290.3	(8.4)	1,025.1
Interest expense	—	(14.4)	—	(17.4)	—	(31.8)	—	—	(48.9)	—	(80.7)
Corporate overhead and other	(7.8)	(1.7)	(1.8)	(8.1)	—	(19.4)	—	—	(54.6)	—	(74.0)
Pre-tax income (loss)	32.9	133.6	5.8	487.7	19.2	679.2	190.0	—	242.9	(8.4)	1,103.7
Income taxes											(313.5)
Non-controlling interests											(130.8)
Net earnings											659.4

A reconciliation of total revenue of the reporting segments to the company’s consolidated revenue for the three and six months ended June 30 is shown below:

	Second quarter		First six months
	2009	2008	2009	2008
Revenue for reporting segments Net premiums earned	1,090.2	1,125.7	2,210.5	2,241.0
Interest and dividends	184.5	164.7	355.6	344.8
Other revenue per reportable segment	130.8	0.5	271.8	3.1
Net gains (losses) on investments	330.0	(47.4)	177.0	1,025.1
Total consolidated revenue	1,735.5	1,243.5	3,014.9	3,614.0

15.  US GAAP Reconciliation

The consolidated financial statements of the company have been prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States, as described in note 20 on pages 75 to 80 of the company’s 2008 Annual Report (updated for the changes described below).

The following shows the net earnings and the comprehensive income in accordance with US GAAP:

	Second quarter		First six months
	2009	2008	2009	2008
Net earnings, Canadian GAAP	275.4	27.6	215.0	659.4
Non-controlling interests, Canadian GAAP	46.1	(8.8)	66.9	130.8
Recoveries on retroactive reinsurance	3.7	12.6	7.4	16.4
Equity accounting	(13.0)	—	(5.8)	—
Repurchase of subsidiary securities – adjustments pursuant to SFAS 160(i)	(10.0)	—	(10.0)	—
Northbridge step acquisitions – adjustments pursuant to SFAS 160(ii)	(6.0)	—	(6.0)	—
Other differences	–	8.7	–	8.8
Tax effect	3.7	(4.8)	1.4	(5.6)
Net earnings, US GAAP	299.9	35.3	268.9	809.8
Net (earnings) loss attributable to non-controlling interests, US GAAP	(46.1)	5.3	(69.1)	(134.3)
Net earnings attributable to parent company, US GAAP	253.8	40.6	199.8	675.5
Earnings per share, US GAAP	$14.41	$1.55	$11.22	$36.15
Earnings per diluted share, US GAAP	$14.33	$1.54	$11.15	$35.58
Other comprehensive income (loss), Canadian GAAP	789.7	(48.4)	554.4	(135.9)
Non-controlling interests, Canadian GAAP	116.3	6.4	64.6	3.8
Northbridge step acquisitions – adjustments pursuant to SFAS 160(ii)	(1.1)	—	(1.1)	—
Equity accounting	3.0	—	3.0	—
Tax effect	(2.1)	—	(2.1)	—
Other comprehensive income (loss), US GAAP	905.8	(42.0)	618.8	(132.1)
Other comprehensive (income) loss attributable to non-controlling interests, US GAAP	(116.3)	(6.4)	(64.6)	(3.8)
Other comprehensive income (loss) attributable to parent company, US GAAP	789.5	(48.4)	554.2	(135.9)
Net earnings, US GAAP	299.9	35.3	268.9	809.8
Other comprehensive income (loss), US GAAP	905.8	(42.0)	618.8	(132.1)
Comprehensive income (loss), US GAAP	1,205.7	(6.7)	887.7	677.7
Comprehensive (income) loss attributable to non-controlling interests	(162.4)	(1.1)	(133.7)	(138.1)
Comprehensive income (loss) attributable to parent company, US GAAP	1,043.3	(7.8)	754.0	539.6

The following shows the balance sheet amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	June 30, 2009			December 31, 2008
	Canadian GAAP	Differences	US GAAP	Canadian GAAP	Differences	US GAAP
Assets Holding company cash, short term investments and marketable securities	880.1	–	880.1	1,564.2	—	1,564.2
Portfolio investments Common stocks	4,616.3	(239.5)	4,376.8	3,816.9	(257.8)	3,559.1
Investments, at equity	397.4	230.8	628.2	219.3	251.9	471.2
All other portfolio investments	13,596.1	–	13,596.1	14,378.8	—	14,378.8
Future income taxes	464.9	83.3	548.2	699.4	56.1	755.5
Goodwill and intangible assets(ii)	315.5	(147.0)	168.5	123.2	29.6	152.8
All other assets	6,750.6	–	6,750.6	6,503.6	—	6,503.6
	27,020.9	(72.4)	26,948.5	27,305.4	79.8	27,385.2
Liabilities Accounts payable and accrued liabilities	1,117.8	144.6	1,262.4	1,326.5	152.0	1,478.5
All other liabilities	19,096.8	–	19,096.8	19,457.5	—	19,457.5
	20,214.6	144.6	20,359.2	20,784.0	152.0	20,936.0
Mandatorily redeemable shares of TRG	167.0	–	167.0	169.8	—	169.8
Non-controlling interests(iii)	1,026.1	(1,026.1)	–	1,382.8	(1,382.8)	—
	1,193.1	(1,026.1)	167.0	1,552.6	(1,382.8)	169.8
Equity(i)(ii)	5,613.2	809.1	6,422.3	4,968.8	1,310.6	6,279.4
	27,020.9	(72.4)	26,948.5	27,305.4	79.8	27,385.2

The difference in consolidated shareholders’ equity is as follows:

	June 30, 2009			December 31, 2008
	Total	Parent company	Non - controlling Interests	Total	Parent company	Non - controlling Interests
Shareholders’ equity based on Canadian GAAP	5,613.2	5,613.2	–	4,968.8	4,968.8	—
Non-controlling interests based on Canadian GAAP(iii)	1,026.1	–	1,026.1	1,382.8	—	1,382.8
Accumulated other comprehensive income (loss)	(12.5)	(12.5)	–	(19.4)	(19.4)	—
Cumulative reduction in retained earnings under US GAAP	(204.5)	(204.5)	–	(52.8)	(50.6)	(2.2)
Equity based on US GAAP	6,422.3	5,396.2	1,026.1	6,279.4	4,898.8	1,380.6

The difference in consolidated accumulated other comprehensive income is as follows:

	June 30, 2009			December 31, 2008
	Total	Parent company	Non - controlling Interests	Total	Parent company	Non - controlling Interests
Pension liability adjustment pursuant to SFAS 158	(29.3)	(29.3)	–	(29.3)	(29.3)	—
Northbridge step acquisitions – adjustments pursuant to SFAS 160(ii)	10.0	10.0	–	—	—	—
Equity accounting	3.0	3.0	—	—	—	—
Related deferred income taxes	3.8	3.8	–	9.9	9.9	—
	(12.5)	(12.5)	–	(19.4)	(19.4)	—

The cumulative reduction in retained earnings under US GAAP is as follows:

	June 30, 2009			December 31, 2008
	Total	Parent company	Non - controlling Interests	Total	Parent company	Non - controlling Interests
Northbridge step acquisitions – adjustments pursuant to SFAS 160(ii)	(153.3)	(153.3)	–	—	—	—
Recoveries on retroactive reinsurance	(74.1)	(74.1)	–	(78.9)	(78.9)	—
Equity accounting	(9.3)	(9.3)	–	(6.1)	(3.9)	(2.2)
Purchase price allocation on the acquisition of TIG Re (now part of OdysseyRe) in 1999	32.2	32.2	–	32.2	32.2	—
	(204.5)	(204.5)	–	(52.8)	(50.6)	(2.2)

(i)
Under Canadian GAAP, the repurchase by OdysseyRe of its common shares during the first six months of 2009 as described in note 4 was accounted for as a step acquisition. Under US GAAP, pursuant to the adoption by the company on January 1, 2009 of Statement of Financial Accounting Standards (“SFAS”) No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS 160”) (described below), changes in ownership interests of a subsidiary that do not result in a loss or acquisition of control are accounted for as equity transactions. Step acquisition accounting under Canadian GAAP recognizes fair value adjustments to the net assets acquired. These fair value adjustments are not recognized under US GAAP. As a result, the gain of $10.0 recognized in connection with OdysseyRe’s repurchase of its common shares under Canadian GAAP was charged to cumulative reduction in retained earnings under US GAAP.

(ii)
Under Canadian GAAP, the privatization of Northbridge was accounted for as two separate step acquisitions of the outstanding common shares of Northbridge. Under US GAAP, pursuant to the adoption by the company on January 1, 2009 of SFAS 160, changes in ownership interests of a subsidiary that do not result in a loss or acquisition of control are accounted for as equity transactions. Step acquisition accounting under Canadian GAAP recognizes fair value adjustments to the net assets acquired. These fair value adjustments are not recognized under US GAAP. As a result, the cost of the acquisition of $546.4, net of the non-controlling interest of $398.5, amounting to $147.9 was charged to cumulative reduction in retained earnings under US GAAP.

(iii)
On January 1, 2009, the company adopted SFAS 160. SFAS 160 provides guidance on the treatment of a non-controlling interest after acquisition in a business combination. This new standard requires: a non-controlling interest to be presented clearly in equity, but separately from the parent’s equity; the amount of consolidated net income and other comprehensive income attributable to the parent and to a non-controlling interest to be clearly identified and included in the consolidated statements of income and consolidated statements of other comprehensive income respectively; and accounting for changes in ownership interests of a subsidiary that do not result in a loss or acquisition of control as an equity transaction. In accordance with the transitional guidance, the company has applied SFAS 160 on a prospective basis under US GAAP, except for the adjustment on a retrospective basis of net income and comprehensive income to include the portion attributed to the non-controlling interests and the reclassification of the non-controlling interests to equity. Under Canadian GAAP, non-controlling interests are excluded from shareholders’ equity and net earnings.

(iv)
On January 1, 2009, the company adopted SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141(R)”), which replaces SFAS No. 141, Business Combinations (“SFAS 141”). SFAS 141(R) retains the fundamental requirements of SFAS 141 to identify an acquirer and to use the acquisition method of accounting for each business combination. This new standard requires: measurement of share consideration issued at fair value at the acquisition date; recognition of contingent consideration at fair value at the date of acquisition with subsequent changes in fair value generally reflected in net earnings; and the acquirer to expense acquisition-related costs as incurred. A non-controlling interest must be measured at fair value. Under Canadian GAAP, a non-controlling interest is recorded at the proportionate share of the carrying value of the acquiree. In accordance with the transitional guidance, the company has applied SFAS 141(R) on a prospective basis under US GAAP.

Other accounting pronouncements adopted in 2009

On April 1, 2009, the company adopted SFAS No. 165, Subsequent Events (“SFAS 165”), which establishes the general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009 and is applied prospectively. The company has evaluated subsequent events after the balance sheet date of June 30, 2009 through July 30, 2009, the date the financial statements were issued. During this period, the company did not identify any subsequent events requiring recognition or disclosure in the consolidated financial statements except for the formal offer to acquire all of the outstanding shares of Advent other than those shares already owned by Fairfax and its affiliates, as described in note 4.

On April 1, 2009, the company adopted the following three FASB Staff Positions (“FSPs”) issued on April 9, 2009, which are intended to provide additional application guidance and enhance disclosures regarding fair value measurements and impairments of securities:

(i)
 FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other Than Temporary Impairments (“FSP FAS 115-2”) amends the other than temporary impairment guidance in US GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other than temporary impairments on debt and equity securities in the financial statements. The recognition provision within FSP FAS 115-2 applies only to debt securities that are other than temporarily impaired. If the company intends to sell or it is more likely than not that it will be required to sell a security in an unrealized loss position prior to recovery of its cost basis, the security is other than temporarily impaired and the full amount of the impairment is recognized as a loss through earnings. If the company asserts that it does not intend to sell and it is more likely than not that it will not be required to sell an other than temporarily impaired security before recovery of its cost basis, the impairment must be separated into credit and non-credit components with the credit portion of the other than temporary impairment recognized as a loss through earnings and the non-credit portion recognized in other comprehensive income. FSP FAS 115-2 is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of FSP FAS 115-2 effective April 1, 2009 did not affect the company’s consolidated financial position or results of operations under US GAAP. FSP FAS 115-2 requires that the company record, as of the beginning of the interim period of adoption, a cumulative effect adjustment to reclassify the non-credit component of a previously recognized other than temporary impairment on debt securities which are still held as investments at the date of adoption from retained earnings to accumulated other comprehensive income. The company reviewed other than temporary impairments it had previously recorded through earnings on debt securities held at April 1, 2009 and determined that all of these other than temporary impairments were related to specific credit losses resulting in no cumulative effect adjustment to opening retained earnings or accumulated other comprehensive income as of April 1, 2009.

(ii)
 FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS 157-4”) provides additional guidance on estimating the fair value of an asset or liability when the volume and level of activity for the asset or liability have significantly decreased and on identifying transactions that are not orderly. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of FSP FAS 157-4 effective April 1, 2009 did not have a material impact on the company’s consolidated financial position or results of operations under US GAAP.

(iii)
 FSP FAS 107-1 and Accounting Principles Board (“APB”) 28-1, Interim Disclosures about Fair Value Measurement, which amends FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, and APB Opinion No. 28, Interim Financial Reporting (“FSP FAS 107-1”), requires disclosures about the fair value of financial instruments for interim reporting periods. This FSP also requires companies to disclose the methods and significant assumptions used to estimate the fair value of financial instruments in financial statements on an interim basis and to describe any changes during the period. FSP FAS 107-1 is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of FSP FAS 107-1 effective April 1, 2009 did not have a material impact on the company’s consolidated financial position or results of operations under US GAAP. The company commenced disclosure of the fair value of its long term debt and other long term obligations in note 6 on an interim basis.

On January 1, 2009, the company adopted FSP FAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies (“FSP FAS 141(R)-1”), which amends the provisions related to the initial recognition and measurement, subsequent measurement and disclosure of assets and liabilities arising from contingencies in a business combination under SFAS 141(R). The adoption of FSP FAS 141(R)-1 on January 1, 2009 did not affect the company’s consolidated financial position or results of operations under US GAAP.

On January 1, 2009, SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133 (“SFAS 161”) became effective. The intent of SFAS 161 is to improve the financial reporting of derivative instruments and hedging activities by requiring enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for fiscal years beginning after November 15, 2008. Since SFAS 161 requires only additional disclosures concerning derivatives and hedging activities, the adoption of SFAS 161 on January 1, 2009 did not have a material impact on the company’s consolidated financial position or results of operations under US GAAP. The enhanced disclosures required by SFAS 161 were included in note 18 of the consolidated financial statements in the company’s 2008 Annual Report.

On January 1, 2009, the company adopted FSP APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) (“FSP APB 14-1”), and applied it on a retrospective basis to its 5.0% convertible senior debentures due 2023. These debentures were converted by their holders into subordinate voting shares of the company on February 13, 2008. With the adoption of FSP APB 14-1, Canadian GAAP and US GAAP are converged with respect to accounting for convertible debt with options to settle partially or fully in cash. The application of FSP APB 14-1 resulted in the elimination of the previous US GAAP adjustment decreasing common stock under Canadian GAAP by $6.6 with a corresponding increase in the cumulative reduction of net earnings under US GAAP.

Recent accounting pronouncements

In June 2009, the FASB issued SFAS No. 168, the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162 (“SFAS 168”). The Codification will be officially the single source of authoritative non-governmental US GAAP, superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force, and related accounting literature. Henceforth, only one level of authoritative GAAP will exist: all other accounting literature will be considered non-authoritative. The Codification reorganizes the thousands of GAAP pronouncements into roughly 90 accounting topics and displays them using a consistent structure. Also included in the Codification is relevant Securities and Exchange Commission guidance organized using the same topical structure in separate sections within the Codification. SFAS 168 will be effective for financial statements issued for interim and annual periods ending after September 15, 2009, except for certain non-public non-governmental entities. As SFAS 168 is not intended to change or alter existing US GAAP, it is not expected to have any significant impact on the company’s consolidated financial position or results of operations under US GAAP.

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (“SFAS 167”), to replace the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has (1) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the entity or the right to receive benefits from the entity. It also requires an additional reconsideration event when determining whether an entity is a variable interest entity when any changes in fact and circumstances occur and ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity. Additional disclosures about an enterprise’s involvement in variable interest entities are also required. SFAS 167 will be effective as of the beginning of the reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The company is currently evaluating the impact of the adoption of SFAS 167 on its consolidated financial position, results of operations and disclosures under US GAAP.

In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140 (“SFAS 166”), to eliminate (1) the exceptions for qualifying special-purpose entities from the consolidation guidance and (2) the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. It also clarifies the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting and enhances disclosures about a transfer of financial assets and a transferor’s continuing involvement with the transferred financial assets. SFAS 166 will be applied as of the beginning of the reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The company is currently evaluating the impact of the adoption of SFAS 166 on its consolidated financial position, results of operations and disclosures under US GAAP.

In December 2008, the FASB issued FSP FAS 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets (“FSP FAS 132(R)-1”), to require enhanced disclosures regarding the major categories of plan assets, concentrations of risk, inputs and valuation techniques used to measure the fair value of plan assets and the effect of using unobservable inputs (Level 3 classification under SFAS 157). The disclosure requirements of FSP FAS 132(R)-1 are effective for fiscal years ending after December 15, 2009. The company is currently evaluating the impact of the adoption of FSP FAS 132(R)-1 on its consolidated financial position, results of operations and disclosures under US GAAP.

16.   Changes in Operating Assets and Liabilities

Changes in the company’s operating assets and liabilities in the consolidated statements of cash flows are comprised as follows:

	Second quarter		First six months
	2009	2008	2009	2008
Provision for claims	(141.4)	(70.4)	(238.0)	(131.3)
Unearned premiums	12.4	96.5	50.9	20.7
Accounts receivable and other	(38.3)	(39.1)	(95.2)	37.2
Recoverable from reinsurers	107.4	378.3	171.8	569.4
Funds withheld payable to reinsurers	14.2	1.1	27.5	(30.8)
Accounts payable and accrued liabilities	46.7	(12.6)	(36.4)	(96.1)
Income taxes payable	(61.8)	(55.8)	(598.7)	117.0
Other	12.3	(3.0)	15.2	14.1
Change in operating assets and liabilities	(48.5)	295.0	(702.9)	500.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (as of July 30, 2009) (Unaudited – Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

This management’s discussion and analysis should be read in conjunction with notes 1 and 2 to the consolidated financial statements included herein and with the notes to the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2008 contained in the company’s 2008 Annual Report.

The combined ratio is the traditional measure of underwriting results of property and casualty insurance companies, but is regarded as a non-GAAP measure. The combined ratio is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned).

Second Quarter Results

The company’s sources of net earnings and combined ratios by business segment were as set out below for the three and six months ended June 30, 2009 and 2008. Second quarter and six months of 2009 results include the results of operations of Advent, Ridley and Polish Re and reflect the company’s 100% interest in Northbridge. In September 2008 the company commenced consolidation of Advent following an increase in the company’s investment in Advent, and in November 2008 the company commenced consolidation of Ridley following the acquisition of a 67.9% interest in Ridley, both as described in note 17 to the consolidated financial statements in the company’s 2008 Annual Report. On January 7, 2009, the company commenced consolidation of Polish Re following the acquisition of a 100% interest in Polish Re, as described in note 4 to the consolidated financial statements. The results for Polish Re are included in the Reinsurance – Other business segment. In February 2009 the company completed the acquisition of the 36.4% of the outstanding common shares of Northbridge not already owned by Fairfax, as described in note 4 to the consolidated financial statements.

	Second quarter		First six months
	2009	2008	2009	2008
Combined ratios Insurance – Canada (Northbridge)	105.1%	99.8%	103.5%	98.1%
– U.S. (Crum & Forster)	102.4%	130.0%	101.1%	119.0%
– Asia (Fairfax Asia)	92.7%	74.4%	92.5%	77.7%
Reinsurance – OdysseyRe	96.5%	98.7%	96.5%	98.6%
– Other	89.4%	98.2%	95.2%	93.4%
Consolidated	98.4%	105.8%	98.5%	102.8%
Sources of net earnings Underwriting Insurance – Canada (Northbridge)	(12.1)	0.5	(16.2)	10.6
– U.S. (Crum & Forster)	(4.7)	(78.7)	(4.3)	(101.4)
– Asia (Fairfax Asia)	2.1	5.5	3.9	8.5
Reinsurance – OdysseyRe	16.6	6.8	32.9	14.6
– Other	15.4	0.9	16.1	5.5
Underwriting income	17.3	(65.0)	32.4	(62.2)
Interest and dividends	156.5	119.7	296.0	248.6
Operating income	173.8	54.7	328.4	186.4
Net gains (losses) on investments	214.7	(101.4)	180.1	535.6
Runoff	33.8	19.0	7.9	190.0
Other(1)	(2.3)	—	3.4	—
Interest expense	(37.7)	(39.5)	(76.3)	(80.7)
Corporate overhead and other	61.3	19.4	(70.4)	272.4
Pre-tax income (loss)	443.6	(47.8)	373.1	1,103.7
Income taxes	(122.1)	66.6	(91.2)	(313.5)
Non-controlling interests	(46.1)	8.8	(66.9)	(130.8)
Net earnings	275.4	27.6	215.0	659.4

(1)	Other comprises the pre-tax income (loss) before interest and other of the Ridley animal nutrition business for the three and six months ended June 30, 2009.

The company’s insurance and reinsurance operations generated an underwriting profit of $17.3 in the second quarter of 2009 compared to an underwriting loss of $65.0 in the second quarter of 2008. The combined ratio of those operations in the second quarter of 2009 was 98.4% compared to 105.8% in the second quarter of 2008, with Northbridge, Crum & Forster, Fairfax Asia, OdysseyRe and Reinsurance – Other producing combined ratios of 105.1%, 102.4%, 92.7%, 96.5% and 89.4% respectively. Second quarter 2009 results included 0.5 of a combined ratio point ($5.1) of net favourable development of prior years’ reserves, principally at Crum & Forster and Northbridge. Second quarter 2008 underwriting results included the adverse impact of 6.1 combined ratio points ($69.0) of net adverse development of prior years’ reserves, which included 7.5 combined ratio points related to an $84.2 pre-tax charge arising from a reinsurance commutation by Crum & Forster. Catastrophe losses included in the second quarter 2009 underwriting results represented 2.6 combined ratio points ($27.8), compared to 4.6 combined ratio points ($52.1) in the second quarter of 2008.

In the first six months of 2009, the company’s insurance and reinsurance operations generated an underwriting profit of $32.4 and a combined ratio of 98.5% compared to an underwriting loss of $62.2 and a combined ratio of 102.8% in the first six months of 2008. Underwriting results in the first six months of 2009 included the benefit of 1.1 combined ratio points ($23.3) of net favourable development of prior years’ reserves. Underwriting results in the first six months of 2008 included the impact of a reinsurance commutation in the second quarter by Crum & Forster ($84.2 pre-tax, representing 3.8 combined ratio points of adverse prior years’ reserve development) and the settlement of an asbestos-related lawsuit in the first quarter by Crum & Forster ($25.5 pre-tax, representing 1.1 combined ratio points of adverse prior years’ reserve development). Underwriting results in the first six months of 2008 included 3.2 combined ratio points ($71.5) of net adverse prior years’ reserve development, comprised of the 4.9 combined ratio points of adverse reserve development resulting from the Crum & Forster reinsurance commutation and lawsuit settlement, partially offset by 1.7 combined ratio points of otherwise net favourable reserve development (net favourable reserve development at Crum & Forster, Northbridge and Fairfax Asia, partially offset by net adverse reserve development at OdysseyRe). Catastrophe losses contributed 3.4 combined ratio points ($74.6) to underwriting results in the first six months of 2009, compared to 4.1 combined ratio points ($91.6) in the first six months of 2008.

The company reported net earnings of $275.4 ($15.65 per share, $15.56 per diluted share) in the second quarter of 2009 compared to net earnings of $27.6 ($0.84 per share and per diluted share) in the second quarter of 2008. The increase in net earnings primarily reflected the significant year-over-year increase in net gains on investments, with net gains on investments of $330.0 in the second quarter of 2009 compared to net losses on investments of $47.4 in the second quarter of 2008. Net gains on investments in the second quarter of 2009 were primarily related to $295.6 of net gains on bonds, $208.9 of net gains on common stocks and equity derivatives and $27.3 of net gains related to foreign currency, partially offset by $118.4 of other than temporary impairments recorded principally on common stocks and bonds and $82.0 of net losses related to credit default swaps. Net losses on investments of $47.4 in the second quarter of 2008 included $113.3 of other than temporary impairments recorded principally on common stocks, partially offset by $40.6 of net gains related to foreign currency, $15.8 of net gains related to credit default swaps and $11.5 of net gains related to short equity and equity index positions.

In the first six months of 2009, net earnings were $215.0 ($12.09 per share, $12.02 per diluted share) compared to $659.4 ($35.27 per share, $34.72 per diluted share) in the first six months of 2008. Net earnings in the first six months of 2009 primarily reflected net gains on investments of $177.0 (including $417.8 of net gains on bonds and $111.6 of net gains on common stocks and equity derivatives, partially offset by $331.4 of other than temporary impairments recorded principally on common stocks and bonds and $25.6 of net losses related to credit default swaps) compared to net gains on investments of $1,025.1 in the first six months of 2008 ($701.0 of net gains related to credit default swaps, $361.0 of net gains related to short equity and equity index positions, $101.7 of net gains on bonds, $59.4 of net gains related to foreign currency and $10.8 of net gains on common stocks, partially offset by $207.4 of other than temporary impairments recorded principally on common stocks).

Primarily as a result of net earnings and the effect on accumulated other comprehensive income of a net increase in unrealized gains on available for sale securities, common shareholders’ equity at June 30, 2009 increased to $5,510.7 or $315.91 per basic share from $278.28 per basic share at the end of 2008, representing an increase per basic share in the first six months of 2009 of 13.5% (without adjustment for the $8.00 per common share dividend paid in the first quarter of 2009, or 16.4% adjusted to include that dividend).

Revenue in the second quarter of 2009 increased to $1,735.5 from $1,243.5 in the second quarter of 2008, principally as a result of increased net gains on investments, the inclusion of Advent, Polish Re and Ridley, and increased interest and dividends, partially offset by reduced net premiums earned. Net premiums earned in the second quarter of 2009 decreased by 3.2% to $1,090.5 from $1,126.2 in the second quarter of 2008, reflecting declines in net premiums earned by Northbridge, Crum & Forster and OdysseyRe, partially offset by increased net premiums earned as a result of the inclusion of Advent ($57.7) and Polish Re ($27.0). Gross premiums written and net premiums written declined in the second quarter of 2009 compared to the second quarter of 2008 at Northbridge, Crum & Forster and OdysseyRe. The declines in written and earned premiums reflected economic conditions and Fairfax’s disciplined response to competitive conditions and pricing trends in insurance and reinsurance markets where Fairfax’s insurance and reinsurance companies compete, and were partially offset by the inclusion of the written and earned premiums of Advent and Polish Re. Consolidated net premiums written by the company’s insurance and reinsurance operations in the second quarter of 2009 decreased 4.8% to $1,115.3 from $1,171.9 in the second quarter of 2008, reflecting the year-over-year declines at Northbridge ($69.7, or 20.1%), Crum & Forster ($48.0, or 19.5%) and OdysseyRe ($43.7, or 8.7%), partially offset by inclusion of the net premiums written of Advent ($56.4) and Polish Re ($26.8). The year-over-year decrease in written and earned premiums of certain of the company’s operations also reflected the appreciation of the U.S. dollar relative to most other currencies in the second quarter of 2009 compared to the second quarter of 2008. Net premiums written by Northbridge during the second quarter of 2009, expressed in local currency, decreased 7.1% compared to a 20.1% decrease measured in U.S. dollars. Similarly, the appreciation of the U.S. dollar had the effect of decreasing net written premiums as translated to U.S. dollars from local currency at OdysseyRe, principally in its EuroAsia and London Market divisions.

Revenue in the first six months of 2009 decreased to $3,014.9 from $3,614.0 in the first six months of 2008, principally as a result of the significant net gains on investments in 2008 and a 1.5% decline in net premiums earned, partially offset by the inclusion of Advent and Polish Re, the increase in Other revenue relating to Ridley and a 3.1% increase in interest and dividends. The decline in net premiums earned in the first six months of 2009 reflected declines at Northbridge ($92.7, or 16.6%), Crum & Forster ($127.0, or 23.8%) and OdysseyRe ($76.5, or 7.4%), partially offset by increases as a result of the inclusion of Advent ($184.7, including $84.9 related to reinsurance-to-close premiums) and Polish Re ($40.6). Gross premiums written in the first six months of 2009 rose 2.6% relative to the prior year’s first six months, primarily due to the inclusion of Advent ($304.4, including $106.4 of reinsurance-to-close premiums in the first quarter) and Polish Re ($49.3). Overall declines in net written and net earned premiums in the first six months reflected the impact of economic and competitive conditions, as previously described, including the impact of U.S. dollar appreciation relative to other currencies, and were partially offset by the inclusion of the net written and net earned premiums of Advent and Polish Re.

Interest and dividend income increased in the second quarter of 2009 relative to the second quarter of 2008 (an increase of $19.8, or 12.0%), primarily reflecting the impact of higher yielding municipal and other tax exempt debt securities and corporate bonds purchased in the fourth quarter of 2008 and the first six months of 2009 with the proceeds of sale of lower yielding government debt securities, as well as the inclusion of the interest and dividend income of Polish Re. Interest income on an after tax basis increased significantly in the second quarter of 2009 compared to the second quarter of 2008 (tax advantaged bond holdings of $4,358.7 as at June 30, 2009 compared to $424.5 as at June 30, 2008).

Interest and dividend income increased in the first six months of 2009 relative to the first six months of 2008 (an increase of $10.8, or 3.1%), primarily reflecting the impact of higher yielding municipal and other tax exempt debt securities and corporate bonds purchased in the fourth quarter of 2008 and the first six months of 2009 with the proceeds of sale of lower yielding government debt securities, as well as the inclusion of the interest and dividend income of Polish Re. Interest income on an after tax basis increased significantly in the second quarter of 2009 compared to the second quarter of 2008 (tax advantaged bond holdings of $4,358.7 as at June 30, 2009 compared to $424.5 as at June 30, 2008).

Other revenue of $130.5 and $271.3 and other expenses of $132.8 and $267.9 for the three and six months ended June 30, 2009 respectively represent the revenue and the operating and other costs respectively of Ridley.

Operating expenses in the second quarter of 2009 in the consolidated statements of earnings include only the operating expenses of the company’s insurance, reinsurance and runoff operations and corporate overhead. Operating expenses in the second quarter of 2009 included the operating expenses of Advent and Polish Re (which were not included in the second quarter of 2008). The $19.8 decrease in second quarter 2009 operating expenses (after excluding second quarter 2009 Advent and Polish Re operating expenses) related primarily to reduced corporate overhead expenses at Fairfax (legal expenses and technology costs) and decreased operating expenses at Northbridge and Crum & Forster.

Operating expenses in the first six months of 2009 in the consolidated statements of earnings include only the operating expenses of the company’s insurance, reinsurance and runoff operations and corporate overhead. Operating expenses in the first six months of 2009 included the operating expenses of Advent and Polish Re (which were not included in the first six months of 2008). The $28.6 decrease in first six months 2009 operating expenses (after excluding first six months 2009 Advent and Polish Re operating expenses) related primarily to reduced corporate overhead expenses at Fairfax (legal expenses and technology costs) and decreased operating expenses at Northbridge and Crum & Forster, partially offset by increased Runoff operating expenses.

Net Earnings by Business Segment

The company’s sources of net earnings shown by business segment were as set out below for the three and six months ended June 30, 2009 and 2008. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re. The intercompany adjustment for net gains on investments eliminates gains or losses on purchase and sale transactions within the consolidated group.

Quarter ended June 30, 2009

	Northbridge	Crum & Forster	Fairfax Asia	OdysseyRe	Other Reinsurance	Ongoing Operations	Runoff	Other(1)	Intercompany	Corporate & Other	Consolidated
Gross premiums written	367.1	238.2	75.0	511.4	152.3	1,344.0	0.7	–	(45.5)	–	1,299.2
Net premiums written	276.3	198.2	38.3	459.8	142.4	1,115.0	0.3	–	–	–	1,115.3
Net premiums earned	235.6	200.3	29.7	480.5	144.1	1,090.2	0.3	–	–	–	1,090.5
Underwriting profit (loss)	(12.1)	(4.7)	2.1	16.6	15.4	17.3	–	–	–	–	17.3
Interest and dividends	32.6	32.2	1.2	82.4	8.1	156.5	–	–	–	–	156.5
Operating income before:	20.5	27.5	3.3	99.0	23.5	173.8	–	–	–	–	173.8
Net gains (losses) on investments	51.7	51.9	9.3	112.9	(11.3)	214.5	42.0	–	0.2	–	256.7
Runoff operating income (loss)	–	–	–	–	–	–	(8.2)	–	–	–	(8.2)
Other (1)	–	–	–	–	–	–	–	(2.3)	–	–	(2.3)
Interest expense	–	(7.0)	–	(7.8)	(1.2)	(16.0)	–	(0.2)	–	(21.5)	(37.7)
Corporate overhead and other	(1.8)	(0.8)	(0.6)	(5.9)	(1.6)	(10.7)	–	–	–	72.0	61.3
Pre-tax income (loss)	70.4	71.6	12.0	198.2	9.4	361.6	33.8	(2.5)	0.2	50.5	443.6
Income taxes											(122.1)
Non-controlling interests											(46.1)
Net earnings											275.4

Quarter ended June 30, 2008

	Northbridge	U.S. Insurance	Fairfax Asia	OdysseyRe	Other Reinsurance	Ongoing Operations	Runoff	Other(1)	Intercompany	Corporate & Other	Consolidated
Gross premiums written	455.6	279.6	61.5	566.1	49.0	1,411.8	—	–	(51.7)	—	1,360.1
Net premiums written	346.0	246.2	27.4	503.5	49.1	1,172.2	(0.3)	–	—	—	1,171.9
Net premiums earned	277.2	262.9	21.6	515.6	48.4	1,125.7	0.5	–	—	—	1,126.2
Underwriting profit (loss)	0.5	(78.7)	5.5	6.8	0.9	(65.0)	—	–	—	—	(65.0)
Interest and dividends	30.0	28.0	(0.9)	57.2	5.4	119.7	—	–	—	—	119.7
Operating income (loss) before:	30.5	(50.7)	4.6	64.0	6.3	54.7	—	–	—	—	54.7
Net gains (losses) on investments	(152.4)	9.2	—	50.7	(3.6)	(96.1)	26.9	–	(5.3)	—	(74.5)
Runoff operating income (loss)	—	—	—	—	—	—	(7.9)	–	—	—	(7.9)
Interest expense	—	(7.4)	—	(8.4)	—	(15.8)	—	–	—	(23.7)	(39.5)
Corporate overhead and other	(3.5)	0.4	(0.7)	(4.0)	—	(7.8)	—	–	—	27.2	19.4
Pre-tax income (loss)	(125.4)	(48.5)	3.9	102.3	2.7	(65.0)	19.0	–	(5.3)	3.5	(47.8)
Income taxes											66.6
Non-controlling interests											8.8
Net earnings											27.6

Six months ended June 30, 2009

	Northbridge	Crum & Forster	Fairfax Asia	OdysseyRe	Other Reinsurance	Ongoing Operations	Runoff	Other(1)	Intercompany	Corporate & Other	Consolidated
Gross premiums written	623.5	456.4	136.5	1,066.3	450.2	2,732.9	1.7	–	(87.9)	–	2,646.7
Net premiums written	464.0	378.5	66.9	938.8	382.8	2,231.0	0.3	–	–	–	2,231.3
Net premiums earned	464.4	407.7	52.1	950.5	335.8	2,210.5	0.5	–	–	–	2,211.0
Underwriting profit (loss)	(16.2)	(4.3)	3.9	32.9	16.1	32.4	–	–	–	–	32.4
Interest and dividends	55.1	64.3	6.6	152.0	18.0	296.0	–	–	–	–	296.0
Operating income before:	38.9	60.0	10.5	184.9	34.1	328.4	–	–	–	–	328.4
Net gains (losses) on investments	20.1	68.0	13.3	102.1	(23.0)	180.5	35.6	–	(0.4)	–	215.7
Runoff operating income (loss)	–	–	–	–	–	–	(27.7)	–	–	–	(27.7)
Other(1)	–	–	–	–	–	–	–	3.4	–	–	3.4
Interest expense	–	(13.9)	–	(15.9)	(2.7)	(32.5)	–	(0.7)	–	(43.1)	(76.3)
Corporate overhead and other	(8.1)	(1.6)	(2.0)	(9.2)	(3.0)	(23.9)	–	–	–	(46.5)	(70.4)
Pre-tax income (loss)	50.9	112.5	21.8	261.9	5.4	452.5	7.9	2.7	(0.4)	(89.6)	373.1
Income taxes											(91.2)
Non-controlling interests											(66.9)
Net earning											215.0
Six months ended June 30, 2008

	Northbridge	Crum & Forster	Fairfax Asia	OdysseyRe	Other Reinsurance	Ongoing Operations	Runoff	Other (1)	Intercompany	Corporate & Other	Consolidated
Gross premiums written	788.9	562.2	93.8	1,143.7	79.8	2,668.4	(0.1)	–	(88.1)	—	2,580.2
Net premiums written	602.0	490.9	41.8	1,021.3	79.9	2,235.9	—	—	—	—	2,235.9
Net premiums earned	557.1	534.7	38.2	1,027.0	84.0	2,241.0	3.1	—	—	—	2,244.1
Underwriting profit (loss)	10.6	(101.4)	8.5	14.6	5.5	(62.2)	—	—	—	—	(62.2)
Interest and dividends	59.9	43.7	2.5	129.3	13.2	248.6	—	—	—	—	248.6
Operating income (loss) before:	70.5	(57.7)	11.0	143.9	18.7	186.4	—	—	—	—	186.4
Net gains (losses) on investments	(29.8)	207.4	(3.4)	369.3	0.5	544.0	199.2	—	(8.4)	—	734.8
Runoff operating income (loss)	—	—	—	—	—	—	(9.2)	—	—	—	(9.2)
Interest expense	—	(14.4)	—	(17.4)	—	(31.8)	—	—	—	(48.9)	(80.7)
Corporate overhead and other	(7.8)	(1.7)	(1.8)	(8.1)	—	(19.4)	—	—	—	291.8	272.4
Pre-tax income (loss)	32.9	133.6	5.8	487.7	19.2	679.2	190.0	—	(8.4)	242.9	1,103.7
Income taxes											(313.5)
Non-controlling interests											(130.8)
Net earnings											659.4

(1) Other comprises the pre-tax income (loss) of the Ridley animal nutrition business.

Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax’s insurance and reinsurance operations on a company-by-company basis for the three and six months ended June 30, 2009 and 2008.

Canadian Insurance – Northbridge

	Second quarter		First six months
	2009	2008	2009	2008
Underwriting profit (loss)	(12.1)	0.5	(16.2)	10.6
Combined ratio	105.1%	99.8%	103.5%	98.1%
Gross premiums written	367.1	455.6	623.5	788.9
Net premiums written	276.3	346.0	464.0	602.0
Net premiums earned	235.6	277.2	464.4	557.1
Underwriting profit (loss)	(12.1)	0.5	(16.2)	10.6
Interest and dividends	32.6	30.0	55.1	59.9
Operating income	20.5	30.5	38.9	70.5
Net gains (losses) on investments	51.7	(152.4)	20.1	(29.8)
Pre-tax income (loss) before interest and other	72.2	(121.9)	59.0	40.7

Northbridge’s underwriting performance in the second quarter of 2009 featured an underwriting loss of $12.1 and a combined ratio of 105.1% compared to underwriting profit of $0.5 and a combined ratio of 99.8% in the second quarter of 2008. Underwriting results in the first six months of 2009 deteriorated relative to the results in the first six months of 2008, with an underwriting loss of $16.2 and a combined ratio of 103.5% compared to underwriting profit of $10.6 and a combined ratio of 98.1% in the first six months of 2008. The deterioration in Northbridge’s underwriting results generally reflected the continuing weakness in commercial lines pricing and market conditions and the impact of economic conditions on Northbridge’s insured customers, and specifically included several large incurred losses in the second quarter in its commercial large accounts segment at Commonwealth ($8.0, or 3.4 combined ratio points).

Second quarter 2009 underwriting results included 0.5 of a combined ratio point ($1.3) of net favourable development of prior years’ reserves, principally attributable to favourable development of non-marine energy reserves at Commonwealth. Underwriting results in the second quarter of 2008 included 3.1 combined ratio points ($8.5) of net favourable development of prior years’ reserves, primarily related to better than expected development across most lines of business on the most recent accident years, partially offset by adverse development on pre-2003 casualty claims.

Underwriting results in the first six months of 2009 included 1.5 combined ratio points ($6.7) of net favourable development of prior years’ reserves, principally attributable to favourable development of non-marine energy reserves at Commonwealth, compared to 3.1 combined ratio points ($17.2) of net favourable development of prior years’ reserves, principally attributable to better than expected development across most lines of business for the most recent accident years, in the first six months of 2008.

Current period catastrophe losses, primarily related to winter storm activity, added 1.6 combined ratio points ($3.7) to second quarter 2009 underwriting results and 1.0 combined ratio point ($4.9) in the first six months of 2009. Current period catastrophe losses, primarily related to wind and hail storms, added 2.1 combined ratio points ($5.9) to second quarter 2008 underwriting results and 1.1 combined ratio points ($6.1) in the first six months of 2008.

The impact of economic conditions on Northbridge’s insured customers, Northbridge’s disciplined response to the softening underwriting cycle and increasing competition for new and renewal business contributed to a decline in gross premiums written during the second quarter and the first six months of 2009 in Canadian dollar terms compared to the second quarter and the first six months of 2008 of 6.3% and 5.5% respectively. Net premiums written decreased by 7.1% in the second quarter and 7.9% in the first six months of 2009 in Canadian dollar terms. As a result of the strengthening of the U.S. dollar relative to the Canadian dollar, the declines in net premiums written in the second quarter and the first six months of 2009 measured in U.S. dollars were 20.1% and 22.9% respectively.

Net gains on investments in the second quarter of 2009 of $51.7 (compared to net losses of $152.4 in the second quarter of 2008) included $29.4 of net gains on bonds and $12.0 of net gains on common stocks and equity derivatives, partially offset by $3.2 of net losses related to credit default swaps. Net losses on investments of $152.4 in the second quarter of 2008 included $112.8 of other than temporary impairments recorded on common stocks, $37.4 of net losses on short equity and equity index positions and $14.5 of net losses on bonds.

Net gains on investments in the first six months of 2009 of $20.1 (compared to net losses of $29.8 in the first six months of 2008) included $34.9 of net gains on bonds, $20.2 of net gains on common stocks and equity derivatives, $8.1 of net gains related to foreign currency and $5.2 of net gains related to credit default swaps, partially offset by $50.6 of other than temporary impairments recorded principally on common stocks. Net losses on investments of $29.8 in the first six months of 2008 included $112.8 of other than temporary impairments recorded on common stocks and $3.9 of net losses related to short equity and equity index positions, partially offset by $82.7 of net gains related to credit default swaps.

A year-over-year increase in interest and dividends of $2.6 in the second quarter, primarily as a result of increased interest income on greater bond holdings, and the impact of the increased net gains on investments, partially offset by the deterioration in underwriting results, contributed to pre-tax income before interest and other of $72.2 in the second quarter of 2009, compared to a pre-tax loss before interest and other of $121.9 in the second quarter of 2008. The impact of increased net gains on investments, partially offset by the deterioration in underwriting results and a decline in interest and dividends primarily related to lower year-over-year short term interest rates, contributed to pre-tax income before interest and other of $59.0 in the first six months of 2009, compared to pre-tax income before interest and other of $40.7 in the first six months of 2008.

Northbridge’s cash resources in the second quarter of 2009 decreased by $233.0 compared to a decrease of $217.5 in the second quarter of 2008. Cash provided by operating activities in the second quarter of 2009 decreased to $17.9 from $69.7 in the second quarter of 2008, with the change primarily due to reduced underwriting cash flows. Cash of $268.0 used in investing activities in the second quarter of 2009 ($281.7 of cash used in the second quarter of 2008) was primarily invested in bonds. Northbridge’s cash resources declined by $287.4 in the first six months of 2009, compared to a decline of $245.4 in the first six months of 2008, principally reflecting the completion of its going private transaction and decreased underwriting cash inflows as a result of challenging economic and market conditions. Cash used in operating activities in the first six months of 2009 was $87.4 compared to cash provided by operating activities of $39.1 in the first six months of 2008, with the change primarily due to reduced underwriting cash flows and decreased investment income. Cash used in investing activities decreased in the first six months of 2009 compared to the first six months of 2008, reflecting greater cash used in 2008 to close certain equity index short positions, as during the second quarter of 2008 the company changed its approach to hedging by substituting equity index total return swaps for short sales. Increased cash used in financing activities in the first six months of 2009 compared to the first six months of 2008 primarily reflected the common share repurchases by Northbridge in 2009 related to the completion of the going private transaction as described in note 4 to the consolidated financial statements.

U.S. Insurance – Crum & Forster(1)

	Second quarter		First six months
	2009	2008	2009	2008
Underwriting profit (loss)	(4.7)	(78.7)	(4.3)	(101.4)
Combined ratio	102.4%	130.0%	101.1%	119.0%
Gross premiums written	238.2	279.6	456.4	562.2
Net premiums written	198.2	246.2	378.5	490.9
Net premiums earned	200.3	262.9	407.7	534.7
Underwriting profit (loss)	(4.7)	(78.7)	(4.3)	(101.4)
Interest and dividends	32.2	28.0	64.3	43.7
Operating income (loss)	27.5	(50.7)	60.0	(57.7)
Net gains on investments	51.9	9.2	68.0	207.4
Pre-tax income (loss) before interest and other	79.4	(41.5)	128.0	149.7

(1)	These results differ from those published by Crum & Forster Holdings Corp. primarily due to differences between Canadian and US GAAP.

Crum & Forster reported an underwriting loss of $4.7 and a combined ratio of 102.4% in the second quarter of 2009, generally reflecting the impact of the weak U.S. economy and the continuing challenging conditions in commercial lines markets. Competitive market conditions and the unfavourable impact of the commutation of a reinsurance treaty contributed to unfavourable underwriting results for Crum & Forster in the second quarter of 2008, and produced an underwriting loss of $78.7 and a combined ratio of 130.0%. During the second quarter of 2008, Crum & Forster commuted an aggregate stop loss agreement with an unaffiliated reinsurer that was entered into in 1998 in connection with the acquisition of Crum & Forster by Fairfax. The agreement had provided coverage for loss reserve development for accident periods prior to August 13, 1998, the date of acquisition of Crum & Forster by Fairfax. Coverage of $386.7 had been fully utilized by Crum & Forster and reinsurance recoverable on the contract was $386.7 at March 31, 2008. As a result of the commutation in the second quarter of 2008 Crum & Forster received cash proceeds of $302.5 and recorded a non-cash pre-tax charge to earnings of $84.2 (representing 32.0 combined ratio points of adverse prior year loss development). Second quarter 2009 underwriting results included the benefit of 3.6 combined ratio points ($7.2) of net favourable development of prior years’ reserves, principally in general liability and workers’ compensation lines. In addition to the adverse impact of the reinsurance commutation, the second quarter 2008 results included the benefit of otherwise net favourable prior years’ reserve development of 4.8 combined ratio points ($12.6, primarily attributable to favourable reserve development in casualty lines, partially offset by unfavourable reserve development in property lines). Current period catastrophe losses of $3.3 added 1.6 combined ratio points to the second quarter of 2009 underwriting results compared to $10.4 and 4.0 combined ratio points in the second quarter of 2008 primarily related to hail, tornadoes and windstorms in the U.S. southeast.

Crum & Forster reported an underwriting loss of $4.3 and a combined ratio of 101.1% in the first six months of 2009 compared to an underwriting loss of $101.4 and a combined ratio of 119.0% in the first six months of 2008 (an underwriting profit of $8.3 and a combined ratio of 98.4% excluding the impact of the second quarter reinsurance commutation and the settlement of an asbestos-related lawsuit in the first quarter of 2008). The results in the first six months of 2009 generally reflected the impact of the weak U.S. economy and the continuing challenging conditions in commercial lines markets. The underwriting results in the first six months of 2009 included the benefit of 3.5 combined ratio points ($14.3) of net favourable development of prior years’ reserves, principally in general liability and workers’ compensation lines. Underwriting results in the first six months of 2008 included the net unfavourable impacts of the reinsurance commutation ($84.2 or 15.8 combined ratio points) and a lawsuit settlement ($25.5 or 4.8 combined ratio points), partially offset by net favourable prior year reserve development of 3.9 combined ratio points ($21.0) (which included net favourable reserve development in casualty lines, partially offset by adverse loss development in property lines). Current period catastrophe losses of $3.4 added 0.8 of a combined ratio point to the first six months of 2009 underwriting results compared to $13.2 and 2.5 combined ratio points in the first six months of 2008, primarily related to storm events in the U.S. southeast and midwest regions.

The impact of the weak U.S. economy and Crum & Forster’s continuing disciplined response to the challenging market conditions, including increasing competition for new and renewal business and declining pricing, contributed to year-over-year declines in gross premiums written and net premiums written in most lines of business (standard commercial property, general liability and commercial automobile lines, in particular), partially offset by growth in accident and health and certain specialty lines, resulting in overall decreases in gross premiums written and net premiums written of 14.8% and 19.5% respectively for the second quarter of 2009 compared to the second quarter of 2008. Net premiums earned decreased by 23.8% in the second quarter of 2009 compared to the second quarter of 2008. Reflecting the above mentioned factors, gross premiums written and net premiums written declined by 18.8% and 22.9% respectively in the first six months of 2009 compared to the first six months of 2008. Net premiums earned decreased by 23.8% in the first six months of 2009 compared to the first six months of 2008.

Increased second quarter 2009 net gains on investments of $51.9 (including $80.8 of net gains on bonds and $41.4 of net gains on common stocks, partially offset by $51.7 of other than temporary impairments recorded on common stocks and net losses of $19.9 related to credit default swaps) compared to $9.2 of net gains on investments in the second quarter of 2008 (including $2.9 of net gains related to credit default swaps, $7.6 of net gains related to short equity and equity index positions and $1.1 of net gains on bonds, partially offset by $0.2 of other than temporary impairments recorded on common stocks and bonds), combined with the year-over-year improvement in underwriting results and increased interest and dividend income, contributed to Crum & Forster’s pre-tax income before interest and other of $79.4 in the second quarter of 2009 compared to a pre-tax loss of $41.5 in the second quarter of 2008.

Significantly lower net gains on investments of $68.0 in the first six months of 2009 (including $115.0 of net gains on bonds, $46.3 of net gains on common stocks and $13.6 of net gains related to credit default swaps, partially offset by $101.2 of other than temporary impairments recorded principally on common stocks) compared to $207.4 of net gains on investments in the first six months of 2008 (including $154.3 of net gains related to credit default swaps and $81.6 of net gains related to short equity and equity index positions, partially offset by $41.1 of other than temporary impairments recorded on common stocks and bonds), partially offset by improved underwriting results and higher interest and dividends, contributed to the decline of Crum & Forster’s pre-tax income before interest and other from $149.7 in the first six months of 2008 to $128.0 in the first six months of 2009.

Crum & Forster’s cash resources in the second quarter of 2009 declined by $90.3, compared to a decrease of $334.7 in the second quarter of 2008. Cash used in operating activities in the second quarter of 2009 was $65.4 compared to cash provided by operating activities of $243.1 in the second quarter of 2008, with the year-over-year change primarily attributable to the impact of the $302.5 cash proceeds of the reinsurance commutation received in the prior year. Cash provided by investing activities of $75.1 in the second quarter of 2009 compared to $523.5 of cash used in investing activities in the second quarter of 2008, with the year-over-year change primarily related to $642.1 used to close certain equity index short positions as during the second quarter of 2008 the company changed its approach to equity hedging by substituting equity total return swaps for short sales. Cash of $100.0 used in financing activities in the second quarter of 2009 and $54.3 of cash used in financing activities in the second quarter of 2008 primarily related to dividends paid to Fairfax.

Crum & Forster’s cash resources increased by $51.5 in the first six months of 2009, compared to a $401.9 decline in the first six months of 2008. Cash used in operating activities in the first six months of 2009 was $272.6 compared to cash provided by operations of $267.5 in the first six months of 2008, with the year-over-year change primarily attributable to lower premium collections related to the decline in premiums written, higher income tax payments and higher net paid losses in 2009 and the impact of the $302.5 cash proceeds of the reinsurance commutation received in 2008. Cash provided by investing activities during the first six months of 2009 was $424.2 compared to $535.1 of cash used in the first six months of 2008 (which included $642.1 used to close certain equity index short positions, as during the second quarter of 2008 the company changed its approach to equity hedging by substituting equity total return swaps for short sales). Cash used in financing activities of $100.0 in the first six months of 2009 and $134.3 in the first six months of 2008 primarily related to dividends paid to Fairfax.

For more information on Crum & Forster’s results, please see its second quarter report on Form 10-Q which will be posted on its website at www.cfins.com.

Fairfax Asia

	Second quarter		First six months
	2009	2008	2009	2008
Underwriting profit	2.1	5.5	3.9	8.5
Combined ratio	92.7%	74.4%	92.5%	77.7%
Gross premiums written	75.0	61.5	136.5	93.8
Net premiums written	38.3	27.4	66.9	41.8
Net premiums earned	29.7	21.6	52.1	38.2
Underwriting profit	2.1	5.5	3.9	8.5
Interest and dividends	1.2	(0.9)	6.6	2.5
Operating income	3.3	4.6	10.5	11.0
Net gains (losses) on investments	9.3	—	13.3	(3.4)
Pre-tax income before interest and other	12.6	4.6	23.8	7.6

Underwriting results for Fairfax Asia in the second quarter of 2009 featured an underwriting profit of $2.1 and a combined ratio of 92.7%, compared to underwriting profit of $5.5 and a combined ratio of 74.4% in the second quarter of 2008, in both years reflecting favourable underwriting results of First Capital, partially offset by unfavourable results of Falcon. The 2009 second quarter results included 3.2 combined ratio points ($1.0) attributable to net adverse development of prior years’ reserves, primarily related to workers’ compensation and marine hull lines at First Capital (compared to 2.7 combined ratio points ($0.6) of net favourable development of prior years’ reserves in the second quarter of 2008). In the second quarter of 2009, increased commercial motor business written by First Capital and a modest increase in premiums written by Falcon resulted in a 22.0% increase in gross premiums written and a 39.8% increase in net premiums written. Increased net gains on investments and interest and dividend income (due to reinvestment of the portfolio into higher yielding fixed income securities and increased equity in earnings of investees, principally ICICI Lombard), partially offset by reduced underwriting profit in the second quarter of 2009 compared to the second quarter of 2008, resulted in increased pre-tax income before interest and other of $12.6 in 2009 compared to pre-tax income before interest and other of $4.6 in 2008.

Fairfax Asia produced underwriting profit of $3.9 and a combined ratio of 92.5% in the first six months of 2009 (underwriting profit of $8.5 and a combined ratio of 77.7% in the first six months of 2008), reflecting a deterioration in underwriting results from First Capital and modest favourable improvements in the results from Falcon. The first six months results of 2009 included 5.1 combined ratio points ($2.6) attributable to net adverse development of prior years’ reserves, primarily related to workers’ compensation and marine hull lines at First Capital (compared to 0.4 combined ratio points ($0.2) of net favourable development in the first six months of 2008). Decreased underwriting profit was more than offset by increased interest and dividends (due to reinvestment of the portfolio into higher yielding fixed income securities and increased equity in earnings of investees, principally ICICI Lombard) and net gains on investments in the first six months of 2009 compared to the first six months of 2008, resulting in an increase in pre-tax income before interest and other to $23.8 from $7.6.

Reinsurance – OdysseyRe(1)

	Second quarter		First six months
	2009	2008	2009	2008
Underwriting profit	16.6	6.8	32.9	14.6
Combined ratio	96.5%	98.7%	96.5%	98.6%
Gross premiums written	511.4	566.1	1,066.3	1,143.7
Net premiums written	459.8	503.5	938.8	1,021.3
Net premiums earned	480.5	515.6	950.5	1,027.0
Underwriting profit	16.6	6.8	32.9	14.6
Interest and dividends	82.4	57.2	152.0	129.3
Operating income	99.0	64.0	184.9	143.9
Net gains on investments	112.9	50.7	102.1	369.3
Pre-tax income before interest and other	211.9	114.7	287.0	513.2

(1)	These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between Canadian and US GAAP.

In the second quarter of 2009, OdysseyRe reported improved underwriting profit of $16.6 and a combined ratio of 96.5%, compared to underwriting profit of $6.8 and a combined ratio of 98.7% in the second quarter of 2008. The 2009 second quarter combined ratio included 2.9 combined ratio points ($13.9) related to current period catastrophe losses (net of reinstatement premiums), principally related to windstorm Klaus in Europe. The 2008 second quarter combined ratio included 6.9 combined ratio points ($35.7) related to current period catastrophe losses (net of reinstatement premiums), primarily related to windstorm Emma in central Europe, the southern China snowstorms and flood losses in eastern Australia. Second quarter 2009 underwriting results were modestly impacted by 0.2 of a combined ratio point ($0.9) of net adverse prior period reserve development. Second quarter 2008 underwriting results included 1.1 combined ratio points ($5.7) of net adverse prior period reserve development, principally comprised of net unfavourable reserve development in the Americas, EuroAsia and U.S. Insurance divisions, partially offset by net favourable development in the London Market division.

Improved underwriting performance in the first six months of 2009 produced underwriting profit of $32.9 and a combined ratio of 96.5%, compared to $14.6 and 98.6% respectively in the first six months of 2008. Underwriting results in the first six months included the impact of catastrophe losses of 6.0 combined ratio points ($56.6) in 2009 principally related to windstorm Klaus in Europe and 7.0 combined ratio points ($72.3) in 2008 primarily related to the southern China snowstorms, windstorm Emma in central Europe, flood losses in eastern Australia and the China earthquake. OdysseyRe’s six month results in 2009 were favourably impacted by 1.1 combined ratio points ($10.9) of net favourable reserve development, including net favourable development in the London Market, U.S. Insurance and EuroAsia divisions, partially offset by a strengthening of reserves in the Americas division related to the financial crisis. Six months results in 2008 were adversely impacted by 0.3 combined ratio points ($3.4) of net adverse reserve development (net adverse development in the Americas and EuroAsia divisions, partially offset by net favourable development in the London Market division).

OdysseyRe continued to experience broad competitive pressures in the second quarter of 2009 in the global reinsurance and insurance markets in which its divisions compete. Gross premiums written in the second quarter of 2009 decreased 9.7% to $511.4 from $566.1 in the second quarter of 2008, and included decreases of 28.3% in the EuroAsia division, 11.3% in the U.S. Insurance division and 5.4% in the London Market division, partially offset by a 9.1% increase in the Americas division. Premiums written expressed in U.S. dollars for the EuroAsia and London Market divisions were reduced by the strengthening of the U.S. dollar. Net premiums written during the second quarter of 2009 declined 8.7% to $459.8 from $503.5 in the second quarter of 2008, and net premiums earned decreased 6.8% to $480.5 from $515.6. OdysseyRe’s gross premiums written declined 6.8% to $1,066.3 in the first six months of 2009 compared to the first six months of 2008. Net premiums written declined 8.1% to $938.8 in the first six months of 2009, and net premiums earned declined 7.4% to $950.5. Gross premiums written in the first six months of 2009 declined in the London Market (18.0%), EuroAsia (14.5%) and U.S. Insurance (6.7%) divisions, and increased in the Americas division (5.9%).

Interest and dividend income in the second quarter of 2009 increased 44.1% compared to the second quarter of 2008, primarily reflecting the impact of higher yielding municipal and other tax exempt debt securities and corporate bonds purchased in the fourth quarter of 2008 and the first six months of 2009 with the proceeds of the sale of lower yielding government debt securities. OdysseyRe had net investment gains of $112.9 in the second quarter of 2009 (including $136.7 of net gains on bonds, $21.2 of net gains on foreign currency and $18.0 of net gains on common stocks, partially offset by $45.6 of other than temporary impairments recorded principally on common stocks and bonds and $17.5 of net losses related to credit default swaps) compared to net investment gains of $50.7 in the second quarter of 2008 (including $5.1 of net gains related to credit default swaps, $13.0 of net gains related to short equity and equity index positions and $33.6 of net gains related to foreign currency). The increased interest and dividend income, net gains on investments and underwriting profit resulted in increased pre-tax income before interest and other of $211.9 in the second quarter of 2009 compared to $114.7 in the second quarter of 2008.

Interest and dividend income in the first six months of 2009 increased 17.6% compared to the first six months of 2008, primarily reflecting the impact of higher yielding municipal and other tax exempt debt securities and corporate bonds purchased in the fourth quarter of 2008 and the first six months of 2009 with the proceeds of the sale of lower yielding government debt securities. Net investment gains of $102.1 ($210.2 of net gains on bonds, $20.6 of net gains on common stocks and equity derivatives and $4.5 of net gains related to foreign currency, partially offset by $118.7 of other than temporary impairments recorded principally on common stocks and bonds and $13.4 of net losses related to credit default swaps) declined from $369.3 in the first six months of 2008 ($170.4 of net gains related to credit default swaps, $105.3 of net gains related to short equity and equity index positions, $74.4 of net gains on bonds, $54.8 of net gains related to foreign currency and $6.8 of net gains on common stocks, partially offset by $41.2 of other than temporary impairments recorded principally on common stocks and bonds). This decline in net investment gains, partially offset by increased underwriting profit and interest and dividend income, produced pre-tax income before interest and other of $287.0 in the first six months of 2009 compared to $513.2 in the first six months of 2008.

OdysseyRe’s cash resources increased in the second quarters of 2009 and 2008 by $394.5 and $461.8 respectively, primarily as a result of net sales of investments, partially used to fund common share repurchases. Cash used in operating activities in the second quarter of 2009 was $0.6 compared to $16.1 of cash provided by operating activities in the second quarter of 2008, with the year-over-year change primarily attributable to decreased underwriting cash flows. Cash provided by investing activities of $356.2 in the second quarter of 2009 decreased from $579.3 in the second quarter of 2008. Cash used in financing activities of $54.0 in the second quarter of 2009 and $139.2 in the second quarter of 2008 related primarily to repurchases by OdysseyRe of its common shares.

OdysseyRe’s cash resources increased in the first six months of 2009 and 2008 by $100.5 and $379.2 respectively, primarily as a result of net sales of investments, partially used to fund operating activities in the first six months of 2009 and common share repurchases in the first six months of 2009 and 2008. Cash used in operating activities in the first six months of 2009 was $76.0 compared to $124.4 of cash provided by operating activities in the first six months of 2008, with the change primarily attributable to higher income tax payments (substantially related to significant investment gains realized in 2008) and decreased underwriting cash flows, including higher paid losses and lower premiums collections. Cash provided by investing activities of $175.7 in the first six months of 2009 decreased from $457.8 in the first six months of 2008. Cash used in financing activities of $78.9 in the first six months of 2009 and $226.4 in the first six months of 2008 related primarily to repurchases by OdysseyRe of its common shares.

For more information on OdysseyRe’s results, please see its second quarter report on Form 10-Q which will be posted on its website www.odysseyre.com.

Reinsurance – Other

For the quarters ended June 30, 2009 and 2008

	2009					2008
	Group Re	Advent(1)	Polish Re	Intercompany	Total	Group Re
Underwriting profit	0.4	14.4	0.6	–	15.4	0.9
Combined ratio	99.4%	75.1%	98.0%	–	89.4%	98.2%
Gross premiums written	59.3	76.9	27.0	(10.9)	152.3	49.0
Net premiums written	59.2	56.4	26.8	–	142.4	49.1
Net premiums earned	59.4	57.7	27.0	–	144.1	48.4
Underwriting profit	0.4	14.4	0.6	–	15.4	0.9
Interest and dividends	3.2	4.8	0.1	–	8.1	5.4
Operating income	3.6	19.2	0.7	–	23.5	6.3
Net gains (losses) on investments	(2.6)	(10.7)	2.0	–	(11.3)	(3.6)
Pre-tax income before interest and other	1.0	8.5	2.7	–	12.2	2.7

     For the six months ended June 30, 2009 and 2008

	2009					2008
	Group Re	Advent(1)	Polish Re	Intercompany	Total	Group Re
Underwriting profit (loss)	(3.2)	17.5	1.8	–	16.1	5.5
Combined ratio	102.9%	90.5%	95.7%	–	95.2%	93.4%
Gross premiums written	126.7	304.4	49.3	(30.2)	450.2	79.8
Net premiums written	126.6	207.6	48.6	–	382.8	79.9
Net premiums earned	110.5	184.7	40.6	–	335.8	84.0
Underwriting profit (loss)	(3.2)	17.5	1.8	–	16.1	5.5
Interest and dividends	6.5	9.5	2.0	–	18.0	13.2
Operating income	3.3	27.0	3.8	–	34.1	18.7
Net gains (losses) on investments	(10.8)	(12.9)	0.7	–	(23.0)	0.5
Pre-tax income (loss) before interest and other	(7.5)	14.1	4.5	–	11.1	19.2

(1)	These results for Advent differ from those published by Advent Capital (Holdings) PLC primarily due to differences between Canadian GAAP and IFRS as adopted by the European Union.

In the third and fourth quarter of 2008, the company increased its investment in Advent to 66.7% and commenced consolidation of Advent’s assets and liabilities and results of operations. In the first quarter of 2009, the company acquired a 100% interest in Polish Re, and Polish Re’s assets and liabilities and results of operations were included in the company’s consolidated financial reporting (see note 4 to the consolidated financial statements).

In the second quarter of 2009, the Reinsurance – Other segment produced a combined ratio of 89.4% and an underwriting profit of $15.4, compared to Group Re’s combined ratio of 98.2% and an underwriting profit of $0.9 in the second quarter of 2008. Second quarter 2009 underwriting results included 1.0 combined ratio point ($1.5) of net unfavourable development of prior years’ reserves, comprising net adverse development at Group Re and Advent, partially offset by net favourable development at Polish Re (compared to second quarter 2008 net adverse development at Group Re of 1.5 combined ratio points or $0.7). The second quarter of 2009 included current period catastrophe losses of 4.8 combined ratio points ($6.9), primarily related to Advent’s property catastrophe reinsurance business (compared to nil for Group Re in the second quarter of 2008).

Underwriting results for the Reinsurance – Other segment in the first six months of 2009 included a combined ratio of 95.2% and underwriting profit of $16.1, compared to 93.4% and $5.5 respectively for Group Re in the first six months of 2008. Net adverse development of prior years’ reserves of 1.8 combined ratio points ($6.0) primarily related to Group Re’s 2002 and prior years’ claims from Northbridge and increased losses at Advent related to Hurricanes Ike and Gustav (compared to net favourable development in the first six months of 2008 at Group Re of 3.9 combined ratio points or $3.3). Current period catastrophe losses in the first six months of 2009 totalled 2.9 combined ratio points ($9.8) and related principally to Advent’s property catastrophe business (compared to nil for Group Re in the first six months of 2008).

Gross premiums written and net premiums written in the second quarter of 2009 by the Reinsurance – Other segment compared to the second quarter of 2008 increased significantly as a result of the consolidation of Advent and Polish Re. Increased gross premiums written by Group Re in the second quarter of 2009 included $10.9 related to a new quota share contract with Advent (40% of Advent’s property reinsurance business). Increased underwriting profit and interest and dividend income, partially offset by increased net losses on investments (primarily related to net foreign currency losses at Advent), produced pre-tax income before interest and other of $12.2 compared to pre-tax income before interest and other of $2.7 in the second quarter of 2008.

Gross premiums written and net premiums written in the first six months of 2009 by the Reinsurance – Other segment compared to the first six months of 2008 increased significantly as a result of the consolidation of Advent and Polish Re. Advent’s net premiums written (as well as its net premiums earned and net claims incurred) included $84.9 of reinsurance-to-close premiums related to the closure of Syndicate 2 into Syndicate 3330 and an increase in Syndicate 3330 capacity from approximately 45% to 100% and an increase in Syndicate 780 capacity from 80.4% to 83.7%. Increased gross premiums written by Group Re in the first six months of 2009 included $30.2 related to a new quota share contract with Advent (40% of Advent’s property reinsurance business). Increased underwriting profit and interest and dividend income, partially offset by increased net losses on investments (primarily related to net foreign currency losses at Advent), produced pre-tax income before interest and other of $11.1 compared to pre-tax income before interest and other of $19.2 in the first six months of 2008.

For more information on Advent’s results, please see its second quarter report which will be posted on its website www.adventgroup.co.uk.

Runoff

	Second quarter		First six months
	2009	2008	2009	2008
Gross premiums written	0.7	—	1.7	(0.1)
Net premiums written	0.3	(0.3)	0.3	—
Net premiums earned	0.3	0.5	0.5	3.1
Losses on claims	0.5	(1.6)	(1.9)	(7.7)
Operating expenses	(23.1)	(23.5)	(53.2)	(44.7)
Interest and dividends	14.1	16.7	26.9	40.1
Operating loss	(8.2)	(7.9)	(27.7)	(9.2)
Net gains on investments	42.0	26.9	35.6	199.2
Pre-tax income	33.8	19.0	7.9	190.0

The Runoff segment reported pre-tax income of $33.8 in the second quarter of 2009 compared to $19.0 in the second quarter of 2008, reflecting an increased operating loss of $8.2 which was more than offset by increased net gains on investments of $42.0 (principally comprised of $42.2 of net gains on common stocks and equity derivatives and $31.8 of net gains on bonds, partially offset by $17.8 of other than temporary impairments recorded on common stocks and bonds and $17.2 of net losses related to credit default swaps). Second quarter 2008 net gains on investments of $26.9 were principally comprised of $12.5 of net gains related to credit default swaps, $7.8 of net gains related to short equity and equity index positions, $5.9 of net gains on bonds and $1.0 of net gains on common stocks. Decreased interest and dividend income, partially offset by reduced operating expenses and incurred losses on claims, resulted in an increased operating loss of $8.2 in the second quarter of 2009 compared to an operating loss of $7.9 in the second quarter of 2008.

The Runoff segment reported pre-tax income of $7.9 in the first six months of 2009 compared to $190.0 in the second quarter of 2008, reflecting an increased operating loss of $27.7 and lower net gains on investments of $35.6 (principally comprised of $42.5 of net gains on common stocks and equity derivatives and $36.4 of net gains on bonds, partially offset by $29.7 of other than temporary impairments recorded on common stocks and $15.4 of net losses related to credit default swaps). Net gains on investments of $199.2 in the first six months of 2008 were principally comprised of $155.7 of net gains related to credit default swaps, $32.9 of net gains related to short equity and equity index positions, $10.8 of net gains on bonds and $5.8 of net gains on common stocks. Increased operating expenses (primarily increased fees of third party claims administrators, taxes and commissions in the first quarter) and a decline in interest and dividend income, partially offset by lower incurred losses on claims, resulted in an increased operating loss of $27.7 in the first six months of 2009 compared to an operating loss of $9.2 in the first six months of 2008.

Other

	Second quarter		First six months
	2009	2008	2009	2008
Revenue	130.5	—	271.3	—
Expenses	(132.8)	—	(267.9)	—
Pre-tax income (loss) before interest and other	(2.3)	—	3.4	—
Interest expense	(0.2)	—	(0.7)	—
Pre-tax income (loss)	(2.5)	—	2.7	—

The Other business segment comprises the animal nutrition business (Ridley).

During the fourth quarter of 2008, the company acquired a 67.9% interest in Ridley and Ridley’s assets and liabilities and results of operations were included in the company’s consolidated financial reporting. Ridley’s financial results in the second quarter and first six months of 2009 reflected the impact of lower gross profits from decreased sales volumes across all of Ridley’s reporting segments resulting from an industry-wide downturn in demand for animal nutrition, partially offset by cost reductions and expense management initiatives. Ridley is one of North America’s leading commercial animal nutrition companies.

Other Elements of Net Earnings

Consolidated interest and dividend income in the second quarter of 2009 increased 12.0% to $184.5 from $164.7 in the second quarter of 2008, and in the first six months of 2009 increased 3.1% to $355.6 from $344.8 in the first six months of 2008, primarily due to the inclusion of Advent and Polish Re in 2009 and the impact of purchases of higher yielding municipal and other tax exempt debt securities and corporate bonds in the fourth quarter of 2008 and the first six months of 2009 with the proceeds of sale of lower yielding government debt securities.

Consolidated net gains on investments in the second quarter of 2009 of $330.0 included $295.6 of net gains on bonds, $208.9 of net gains on common stocks and equity derivatives and $27.3 of net gains related to foreign currency, partially offset by $118.4 of other than temporary impairments recorded on common stock and bond investments and $82.0 of net losses related to credit default swaps. Consolidated net losses on investments of $47.4 in the second quarter of 2008 included $113.3 of other than temporary impairments recorded on common stocks, preferred stocks and bonds and $3.5 of net losses on common stocks, partially offset by $40.6 of net gains related to foreign currency, $15.8 of net gains related to credit default swaps, $11.5 of net gains related to short equity and equity index positions and $0.5 of net gains on bonds.

Consolidated net gains on investments in the first six months of 2009 of $177.0 included $417.8 of net gains on bonds and $111.6 of net gains on common stocks and equity derivatives, partially offset by $331.4 of other than temporary impairments recorded on common stock and bond investments and $25.6 of net losses related to credit default swaps. Consolidated net gains on investments in the first six months of 2008 of $1,025.1 included $701.0 of net gains related to credit default swaps, $361.0 of net gains related to short equity and equity index positions, $101.7 of net gains on bonds, $59.4 of net gains related to foreign currency and $10.8 of net gains on common stocks, partially offset by $207.4 of other than temporary impairments recorded on common stocks, preferred stocks and bonds.

Fairfax holds significant investments in equities and equity-related securities, which the company believes will significantly appreciate in value over time. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term.

As of June 30, 2009, the company owned $5.81 billion notional amount of credit default swaps with an average term to maturity of 2.9 years, an original cost of $114.8 and a fair value of $158.4. As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of credit spreads) will generally decline. The initial premium paid for each credit default swap contract was recorded as a derivative asset and was subsequently adjusted for changes in the unrealized market value of the contract at each balance sheet date. Changes in the unrealized market value of the contract were recorded as net gains (losses) on investments in the company’s consolidated statements of net earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset.

During the second quarter of 2009, the company sold $140.3 (2008 – $855.0) notional amount of credit default swaps for proceeds of $8.6 (2008 – $190.0) and recorded net losses on sale of $0.3 (2008 – net gains of $22.8) and net mark-to-market losses of $81.7 (2008 – $7.0). During the first six months of 2009, the company sold $3.04 billion (2008 – $4.69 billion) notional amount of credit default swaps for proceeds of $231.6 (2008 – $1,075.0) and recorded net gains on sale of $46.2 (2009 – $317.0) and net mark-to-market losses of $71.8 (2008 – gains of $384.0). Sales of credit default swap contracts during the first six months of 2009 and 2008 caused the company to reverse any previously recorded unrealized market value changes since the inception of the contract and to record the actual amount of the final cash settlement through net gains (losses) on investments in the consolidated statements of net earnings.

The following table and accompanying commentary summarize the sales of credit default swaps since the inception of this investment position, and show the cumulative realized and unrealized gains on credit default swaps as of June 30, 2009. Note that non-GAAP measures are used in this illustrative summary, as explained below.

	Notional amount	Original acquisition cost	Sale proceeds		Excess of sale proceeds over original acquisition cost
FY 2007	965.5	25.7	199.3		173.6
FY 2008	11,629.8	245.8	2,048.7		1,802.9
Q1 2009	2,902.6	45.5	223.0		177.5
Q2 2009	140.3	1.4	8.6		7.2
Cumulative sales since inception	15,638.2	318.4	2,479.6		2,161.2
Remaining credit default swap positions at June 30, 2009	5,812.4	114.8	158.4	(1)	43.6	(2)
Cumulative realized and unrealized from inception	21,450.6	433.2	2,638.0		2,204.8

(1)	Market value as of June 30, 2009.

(2)	Unrealized gain (measured using original acquisition cost) as of June 30, 2009.

The company has sold $15.64 billion notional amount of credit default swaps since inception with an original acquisition cost of $318.4 for cash proceeds of $2.48 billion and a cumulative gain (measured using original acquisition cost) of $2.16 billion. As of June 30, 2009, the remaining $5.81 billion notional amount of credit default swaps had a market value of $158.4 and an original acquisition cost of $114.8, representing an unrealized gain (measured using original acquisition cost) of $43.6. The credit default swaps are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition.

Consolidated interest expense decreased 4.6% to $37.7 in the second quarter of 2009 from $39.5 in the second quarter of 2008 and decreased 5.5% to $76.3 in the first six months of 2009 from $80.7 in the first six months of 2008, principally due to the effect of year-over-year reductions in debt at the holding company and subsidiaries, partially offset by additional interest expense as a result of the consolidation of Advent and Ridley. Consolidated interest expense is comprised of the following:

	Second quarter		First six months
	2009	2008	2009	2008
Fairfax	21.5	21.9	43.1	44.9
Crum & Forster	7.0	7.4	13.9	14.4
OdysseyRe	7.8	8.4	15.9	17.4
Advent	1.2	—	2.7	—
Ridley	0.2	—	0.7	—
Cunningham Lindsey	–	1.8	–	4.0
	37.7	39.5	76.3	80.7

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company’s investment management and administration fees and the investment income, including net gains (losses) on investments, earned on holding company cash, short term investments and marketable securities, and is comprised of the following:

	Second quarter		First six months
	2009	2008	2009	2008
Fairfax corporate overhead	15.2	28.2	40.5	54.6
Subsidiary holding companies corporate overhead	10.7	7.8	23.9	19.4
Holding company interest and dividends	(1.3)	(8.8)	(9.2)	(22.9)
Holding company net (gains) losses on investments	(73.3)	(27.1)	38.7	(290.3)
Investment management and administration fees	(12.6)	(19.5)	(23.5)	(33.2)
	(61.3)	(19.4)	70.4	(272.4)

Fairfax corporate overhead expense in the second quarter of 2009 decreased to $15.2 from $28.2 in the second quarter of 2008, primarily as a result of lower legal expenses and technology costs. Subsidiary holding companies corporate overhead expense in the second quarter of 2009 increased to $10.7 from $7.8 in the second quarter of 2008, primarily due to increased compensation expense. Net gains on investments at the holding company of $73.3 in the second quarter of 2009 (2008 – $27.1) included $87.7 of net gains on common stocks and equity derivatives and $15.4 of net gains on bonds, partially offset by $24.1 of net losses related to credit default swaps and $1.3 in net losses related to foreign currency. Net gains on investments at the holding company of $27.1 in the second quarter of 2008 included $19.2 of net gains related to short equity and equity index positions and $12.6 of net gains on bonds, partially offset by $3.7 of net losses related to credit default swaps.

Fairfax corporate overhead expense in the first six months of 2009 declined to $40.5 from $54.6 in the first six months of 2008, primarily reflecting lower legal expenses and technology costs. Subsidiary holding companies corporate overhead expenses increased from $19.4 in the first six months of 2008 to $23.9 in the first six months of 2009, principally as a result of increased compensation expense. Interest and dividend income declined in the first six months of 2009, reflecting lower short term interest rates and reduced investments in cash, short term investments and bonds year-over-year. Net investment losses were $38.7 in the first six months of 2009 (including $25.9 of net losses on common stocks and equity derivatives, $15.2 of net losses related to credit default swaps, $7.9 of net losses related to foreign currency and $12.1 of other than temporary impairments recorded on common stocks and bonds, partially offset by $18.7 of net gains on bonds), compared to net investment gains of $290.3 in the first six months of 2008 (including $143.9 of net gains related to short equity and equity index positions, $137.4 of net gains related to credit default swaps and $14.8 of net gains on bonds, partially offset by $6.6 of other than temporary impairments recorded on common stocks and bonds).

The effective income tax rates of 27.5% and 24.4% implicit in the $122.1 and $91.2 provision for income taxes in the second quarter and first six months of 2009 respectively differed from the company’s statutory income tax rate of 33.0% primarily as a result of the effect of non-taxable investment income in the U.S. tax group (including dividend income and interest on bond investments in U.S. states and municipalities) and income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate and where the benefit of accumulated income tax losses is unrecorded, partially offset by income taxes on unrealized foreign currency gains on the company’s publicly issued debt securities.

The effective income tax rate implicit in the $66.6 recovery and the $313.5 provision for income taxes in the second quarter and first six months of 2008 respectively differed from the company’s statutory income tax rate of 33.5% as a result of income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate and where the benefit of accumulated income tax losses is unrecorded, and as a result of the release in the second quarter of $23.3 of income tax provisions subsequent to the completion of an examination by the Canada Revenue Agency of Fairfax’s Canadian tax filings related to an amended tax return for the 2002 taxation year.

The company’s non-controlling interests in its consolidated statements of earnings arose from the following subsidiaries:

	Second quarter		First six months
	2009	2008	2009	2008
OdysseyRe	45.5	23.5	62.6	121.3
Northbridge	–	(32.3)	2.7	9.5
Advent	2.1	—	2.0	—
Ridley	(1.5)	—	(0.4)	—
	46.1	(8.8)	66.9	130.8

During the first six months of 2009 OdysseyRe purchased on the open market approximately 1.2 million of its common shares pursuant to its previously announced common share repurchase programme, increasing the company’s ownership of OdysseyRe to 71.9% as at June 30, 2009. During the first quarter of 2009, the company completed the previously announced Northbridge going-private transaction, increasing the company’s ownership of Northbridge to 100% (this transaction is described in note 4 to the consolidated financial statements). Upon increasing the company’s total interest in Advent to 58.5% in the third quarter of 2008 from 44.5%, the company commenced the consolidation of Advent’s results of operations and the related non-controlling interest in its consolidated statements of earnings. During the fourth quarter of 2008 and the first six months of 2009, the company purchased an additional 8.1% and 0.1% interest in Advent respectively, increasing the company’s total ownership interest in Advent to 66.7%. Upon acquiring a 67.9% interest in Ridley in the fourth quarter of 2008 (an additional 0.3% interest was acquired in the first six months of 2009), the company commenced the consolidation of Ridley’s results of operations and the related non-controlling interest in its consolidated statements of earnings.

On July 17, 2009, the company announced a formal offer to acquire all of the outstanding common shares of Advent, other than those shares already owned by Fairfax and its affiliates, for 220 U.K. pence in cash per common share. The company currently owns 27.1 million common shares or approximately 66.7% of Advent’s outstanding common shares. The aggregate cash consideration payable under the proposed transaction for the 33.3% of the Advent shares that are not already held by Fairfax would be approximately $56.5 (£34.3 million). The closing of the offer is subject to a number of conditions, including regulatory approval and acceptance of the offer by holders of not less than 90% of the outstanding and to be issued shares of Advent not already owned by Fairfax and its affiliates.

Financial Condition

Holding company cash, short term investments and marketable securities at June 30, 2009 totalled $880.1 ($862.7 net of $17.4 of holding company short sale and derivative obligations), compared to $861.6 at March 31, 2009 ($786.4 net of $75.2 of holding company short sale and derivative obligations) and $1,564.2 at December 31, 2008 ($1,555.0 net of $9.2 of holding company short sale and derivative obligations). There were no significant cash movements at the Fairfax holding company level during the second quarter of 2009. Significant cash movements at the Fairfax holding company level during the first six months of 2009 (almost all of which occurred during the first quarter) included the payment of $374.0 (Cdn$458.4) in respect of the company’s privatization of Northbridge (as described in note 4), the payment of $196.0 in corporate income taxes, the payment of $144.6 of common and preferred share dividends, the receipt of $138.7 in cash dividends from subsidiaries, the $57.0 cash consideration paid to acquire Polish Re, the additional investment of $49.0 in Cunningham Lindsey Group Limited (in conjunction with that company’s acquisition of the international business of GAB Robins), and the repayment at maturity of $12.8 of the company’s 6.15% secured loan. The carrying values of holding company short term investments and marketable securities vary with changes in the fair values of those securities.

Subsidiary cash and short term investments decreased by $2,192.5 to $3,316.0 at June 30, 2009 from $5,508.5 at December 31, 2008, with the decrease primarily related to additional investments in bonds, common stocks and other investments, cash used for corporate income tax payments and cash used to complete the privatization of Northbridge and to repurchase common stock of OdysseyRe.

Consolidated cash resources increased by $71.3 during the second quarter of 2009, primarily as a result of foreign currency translation. Consolidated cash resources increased by $21.9 in the second quarter of 2008, primarily as a result of $380.5 of cash provided by operating activities, partially offset by $374.7 of cash used in financing activities, including for debt retirement and the repurchases by Fairfax, Northbridge and OdysseyRe of their common shares.

Consolidated cash resources decreased by $801.3 in the first six months of 2009, reflecting $596.3 of cash used in operating activities, $26.4 of cash provided by investing activities (which included cash used in the company’s privatization of Northbridge and the company’s acquisition of Polish Re, as described in note 4), and $264.0 of cash used in financing activities, including the payment of a $140.8 dividend on the company’s common shares. Consolidated cash resources increased by $18.3 in the first six months of 2008, primarily as a result of $422.1 of cash provided by operating activities and $176.9 of cash provided by investing activities, partially offset by $598.0 of net cash used in financing activities, including the payment of common share dividends and repurchases by Fairfax, Northbridge and OdysseyRe of their common shares.

The net $87.4 decline in recoverable from reinsurers to $4,146.8 at June 30, 2009 from $4,234.2 at December 31, 2008 related primarily to reduced underwriting activity as a result of the impact of weak economic conditions and of the softening underwriting cycle and increasingly competitive market conditions, recoveries from reinsurers of ceded losses related to 2008 hurricanes, and continued progress by the runoff operations, partially offset by increased reinsurance utilization by OdysseyRe’s insurance operations and the consolidation of Polish Re. The net $76.7 increase in provision for claims to $14,805.1 at June 30, 2009 from $14,728.4 at December 31, 2008 related primarily to the impact of the depreciation since December 31, 2008 of the U.S. dollar relative to most of the major foreign currencies in which Fairfax’s insurance and reinsurance companies transact their business and the consolidation of Polish Re, partially offset by continued progress by the runoff operations, claims payments related to 2008 hurricanes, and reduced underwriting activity as a result of the weak economic conditions and the softening underwriting cycle and competitive market conditions.

Portfolio investments comprise investments carried at fair value and investments carried at equity-accounted values (at June 30, 2009, these latter primarily included the company’s investments in ICICI Lombard, International Coal Group and Cunningham Lindsey Group), the aggregate carrying value of which was $18,609.8 at June 30, 2009 ($18,575.9 net of subsidiary short sale and derivative obligations), compared to an aggregate carrying value at December 31, 2008 of $18,415.0 ($18,394.8 net of subsidiary short sale and derivative obligations). The net $181.1 increase in the aggregate carrying value of portfolio investments (net of subsidiary short sale and derivative obligations) at June 30, 2009 compared to December 31, 2008 primarily reflected the net investment gains recorded in the first six months of 2009 (including a decrease of $702.2 in the net unrealized losses on available for sale investments and subsidiary other than temporary impairment charges recorded on common stocks and bonds of $319.3), $489.0 of subsidiary corporate income tax payments (substantially related to significant investment gains realized in 2008), $172.4 paid by Northbridge to complete its privatization, and $39.7 paid by OdysseyRe to repurchase its common shares. Major changes to portfolio investments in the first six months of 2009 included a net increase of $1.6 billion in bonds, a net decrease in cash and short term investments (principally U.S. Treasury securities) of $2.2 billion and a net increase of $0.8 billion in common stocks. The unrecorded excess of fair value over the carrying value of investments carried at equity was $340.1 at June 30, 2009 ($356.0 at December 31, 2008).

Fairfax holds significant investments in equities and equity-related securities, which the company believes will significantly appreciate in value over time. The market values and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term.

Future income tax assets decreased by $234.5 to $464.9 during the first six months of 2009, the decrease being primarily attributable to the decrease in future income taxes related to unrealized gains on investments, and the utilization of income tax losses at the Canadian holding companies and within the U.S. consolidated tax group. Income taxes payable decreased by $598.7 to $57.6 during the first six months of 2009, principally reflecting significant income tax payments made in the first six months of 2009.

Risk Management

The company has an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as underwriting, credit, market and liquidity risk. The company’s framework to monitor, evaluate and manage these risks is consistent with that in place as at December 31, 2008 (as disclosed in note 18 to the consolidated financial statements in the company’s 2008 Annual Report).

Underwriting Risk

Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company’s exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at June 30, 2009 compared to December 31, 2008.

Credit Risk

Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial or contractual obligations to the company. Credit risk arises predominantly with respect to investments in debt instruments, reinsurance recoverable and receivables and balances due from counterparties to derivative contracts (primarily credit default swaps). There were no significant changes to the company’s exposure to credit risk at June 30, 2009 compared to December 31, 2008.

Subsidiary portfolio investments and holding company investments at June 30, 2009 included $5,812.4 ($8,873.0 at December 31, 2008) notional amount of credit default swaps with a fair value of $158.4 ($415.0 at December 31, 2008) and a remaining average life of approximately 2.9 years (3.3 years at December 31, 2008) referenced to various issuers in the banking and insurance sectors of the financial services industry, which serve as an economic hedge against declines in the fair value of the company’s financial assets. The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its credit default swap and total return swap contracts, pursuant to which the counterparties to these transactions are contractually required to deposit cash or government securities in collateral accounts for the benefit of the company in amounts related to the then current fair value of the credit default swaps and total return swaps. The fair value of this collateral at June 30, 2009, all of which consists of government securities, was $96.6 ($285.1 at December 31, 2008), $22.5 ($107.6 at December 31, 2008) of which the company has the right to sell or repledge, and $74.1 ($177.5 at December 31, 2008) of which the company does not have the right to sell or repledge. The amount of collateral required to be placed on deposit by the counterparties fluctuates with the fair value of the underlying derivative contracts.

Market Risk

Market risk is the potential for a negative impact on the consolidated balance sheets and/or statement of earnings resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables including interest rates, foreign exchange rates, equity prices and credit spreads. The company incurs market risk principally in its investing activities but also in its underwriting activities to the extent those activities expose the company to foreign currency risk. The company’s exposure to interest rate risk and equity price risk at June 30, 2009 has increased compared to December 31, 2008 as the fixed income and equity holdings of the company’s investment portfolio have increased by material amounts. The company’s current framework is able to manage the additional risk exposures. The company’s investment portfolios are managed with a long term, value oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure. Aggregate exposure to single issuers and total equity positions are monitored at the subsidiary level and in aggregate at the company level. The company’s exposure to foreign exchange risk was not materially different at June 30, 2009 than at December 31, 2008.

Liquidity Risk

Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is the company’s policy to ensure that sufficient liquid assets are available to meet financial commitments, including liabilities to policyholders, debt holders and investment commitments. Key measures as at June 30, 2009 are outlined in the capital structure and financial ratios table that follows.

Capital Structure and Liquidity

The company’s capital structure and financial ratios were as follows:

	June 30, 2009		December 31, 2008
Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	862.7		1,555.0
Holding company debt	858.3		869.6
Subsidiary debt	899.9		910.2
Other long term obligations – holding company	176.1		187.7
Total debt	1,934.3		1,967.5
Net debt	1,071.6		412.5
Common shareholders’ equity	5,510.7		4,866.3
Preferred equity	102.5		102.5
Non-controlling interests	1,026.1		1,382.8
Total equity and non-controlling interests	6,639.3		6,351.6
Net debt/total equity and non-controlling interests	16.1%		6.5%
Net debt/net total capital(1)	13.9%		6.1%
Total debt/total capital(2)	22.6%		23.7%
Interest coverage(3)	5.9	x	16.4	x

(1)	Net total capital is calculated by the company as the sum of total shareholders’ equity, non-controlling interests and net debt.

(2)	Total capital is calculated by the company as the sum of total shareholders’ equity, non-controlling interests and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) from operations before income taxes and interest expense divided by interest expense.

Holding company debt (including other long term obligations) at June 30, 2009 declined by $22.9 to $1,034.4 from $1,057.3 at December 31, 2008, primarily reflecting the repayment at maturity of the outstanding $12.8 of its 6.15% secured loan and debt repurchases.

Subsidiary debt at June 30, 2009 decreased by $10.3 to $899.9 from $910.2 at December 31, 2008, primarily reflecting a repayment by Ridley on its secured revolving term loan facilities.

At June 30, 2009 the company’s consolidated net debt/net total capital ratio increased to 13.9% from 6.1% at December 31, 2008. The increase related primarily to the effects of the decrease in holding company cash, short term investments and marketable securities (discussed in Financial Condition) and the decrease in non-controlling interests (primarily resulting from the Northbridge privatization), partially offset by the reductions in holding company and subsidiary debt. The consolidated total debt/total capital ratio decreased to 22.6% from 23.7% at December 31, 2008. The decrease related primarily to the effects of the increase in shareholders’ equity (discussed below in this section), partially offset by the decrease in non-controlling interests (primarily resulting from the Northbridge privatization) and the reductions in holding company and subsidiary debt.

The company believes that cash, short term investments and marketable securities held at the holding company provide more than adequate liquidity to meet the holding company’s obligations in 2009. In addition to these holding company resources, the holding company expects to continue to receive investment management and administration fees, investment income on its holdings of cash, short term investments and marketable securities, and dividends from its insurance and reinsurance subsidiaries. The holding company’s known significant obligations for the remainder of 2009 consist of interest and corporate overhead expenses, preferred share dividends, income tax payments and approximately $17.1 of purchase consideration payable.

Primarily as a result of net earnings and the effect of increased accumulated other comprehensive income (reflecting a net increase in unrealized gains on available for sale securities and unrealized foreign currency translation gains), partially offset by the company’s dividend payments on its common shares and preferred shares, during the first six months of 2009, shareholders’ equity at June 30, 2009 increased by $644.4 to $5,613.2 from $4,968.8 at December 31, 2008. Common shareholders’ equity at June 30, 2009 was $5,510.7 or $315.91 per basic share

(excluding the unrecorded $340.1 excess of fair value over the carrying value of investments carried at equity) compared to $278.28 per basic share (excluding the unrecorded $356.0 excess of fair value over the carrying value of investments carried at equity) at the end of 2008, representing an increase per basic share in the first six months of 2009 of 13.5% (without adjustment for the $8.00 per common share dividend paid in the first quarter of 2009, or 16.4% adjusted to include that dividend). During the first six months of 2009, the number of basic shares decreased primarily as a result of the company’s repurchase of 28,700 subordinate voting shares. At June 30, 2009 there were 17,443,784 common shares effectively outstanding.

Contractual Obligations

Details of the company’s material contractual obligations (including financial liabilities and credit and liquidity commitments) which give rise to commitments of future payments affecting the company’s short term and long term liquidity and capital resource needs are provided on page 149 of the company’s 2008 Annual Report. The following table provides a payment schedule of current and future obligations (holding company and subsidiaries) as at June 30, 2009.

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Gross claims liability	3,661.3	4,315.5	2,655.2	4,173.1	14,805.1
Long term debt obligations – principal	1.2	2.0	406.7	1,393.0	1,802.9
Long term debt obligations – interest	132.0	263.7	236.7	625.7	1,258.1
Operating leases – obligations	48.4	73.3	32.5	76.4	230.6
Other long term liabilities – principal	1.8	12.8	8.7	152.8	176.1
Other long term liabilities – interest	16.2	30.9	29.0	67.4	143.5
	3,860.9	4,698.2	3,368.8	6,488.4	18,416.3

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board confirmed in 2008 that the use of International Financial Reporting Standards (“IFRS”) by publicly accountable enterprises will be required in 2011 with comparative data for the prior year. IFRS uses a conceptual framework similar to Canadian GAAP, but there could be significant differences in recognition, measurement and disclosures that will need to be addressed.

The company has established a steering committee, a project team and working groups to review the adoption of and implement IFRS. The project team provides regular updates to management, the Steering Committee and the Audit Committee. An IFRS project kick-off meeting was held in November 2008 for the CFOs and IFRS project leaders of the company’s major operating groups. Education sessions have been, and will continue to be, provided for employees, management and the Audit Committee to increase knowledge and awareness of IFRS and its impact.

The company’s IFRS conversion plan consists of four phases: Preliminary Impact Assessment, Detailed Planning, Execution and Post-Implementation Review. The company has substantially completed the Detailed Planning phase and is commencing its work on the Execution phase, which it expects to complete by mid-2010. In working through the Detailed Planning phase, the company has reviewed current requirements under IFRS, has commenced the process of identifying potential measurement differences between IFRS and Canadian GAAP, and is considering accounting policy choices along with available first-time adopter implementation exemptions.

With a project of this scale and significance to the company’s financial reporting, the company is carefully assessing the impact of any changes in requirements and processes on the adequacy of its financial reporting systems and internal controls. A significant amount of effort to adopt and comply with IFRS requirements is expected.

Throughout the project the company will continue to monitor discussion papers, exposure drafts and standards released by the International Accounting Standards Board and the International Financial Reporting Interpretations Committee. The company will assess the impact of the proposed standards on its financial statements and disclosure as additional information becomes available. Due to anticipated changes in IFRS prior to the company’s transition, financial impacts cannot be reasonably determined at this time.

Based on initial assessments, the company has identified that the following areas may have the greatest potential impact on the company’s accounting: The Effects of Foreign Exchange on Debt Securities, Employee Benefits, Business Combinations and IFRS 4 Insurance Contracts Phase II (Exposure Draft to be issued in the second half of 2009 with the Standard currently scheduled for release in 2011).

A more detailed analysis and evaluation of the financial, information systems and the financial reporting impact of the issues identified in the Preliminary Impact Assessment and Detailed Planning phases are expected to be completed in the current year.

SEC Subpoenas

On June 25, 2009, the company was informed by the New York Regional Office of the Securities and Exchange Commission that its investigation as to Fairfax (as described in “SEC Subpoenas” in note 10 to the consolidated financial statements) had been completed and that it did not intend to recommend any enforcement action by the Commission.

Lawsuits Seeking Class Action Status

There have been no material developments on this matter beyond the disclosure in note 13 of the company’s 2008 Annual Report. For a full description of this matter, please see “Lawsuits” in note 10 to the consolidated financial statements.

Comparative Quarterly Data (unaudited)

	June 30, 2009	March 31, 2009	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008	December 31, 2007	September 30, 2007
Revenue	1,735.5	1,279.4	2,048.7	2,162.9	1,243.5	2,370.5	2,400.7	1,879.5
Net earnings (loss)	275.4	(60.4)	346.8	467.6	27.6	631.8	563.6	253.2
Net earnings (loss) per share	$15.65	$(3.55)	$19.73	$25.40	$0.84	$34.72	$31.71	$14.12
Net earnings (loss) per diluted share	$15.56	$(3.55)	$19.62	$25.27	$0.84	$33.78	$30.15	$13.47

Operating results at the company’s insurance and reinsurance operations were improving as a result of company efforts, although they have recently been affected by an increasingly difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net income if the reserves of our subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks our subsidiaries insure that are higher or lower than expected; the lowering or loss of one of our subsidiaries’ financial or claims paying ability ratings; an inability to realize our investment objectives; exposure to credit risk in the event our subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for our subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect our subsidiaries; an inability to obtain required levels of capital; an inability to access cash of our subsidiaries; risks associated with requests for information from the Securities and Exchange Commission or other regulatory bodies; risks associated with current government investigations of, and class action litigation related to, insurance industry practice or any other conduct; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

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